   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 24, 1997



                                                      REGISTRATION NO. 333-38579

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                             i2 TECHNOLOGIES, INC.

             (Exact Name of Registrant as Specified in Its Charter)

               DELAWARE                                 7372                                75-2294945
     (State or other jurisdiction           (Primary Standard Industrial                 (I.R.S. Employer
  of Incorporation or organization)         Classification Code Number)               Identification Number)

                      909 E. LAS COLINAS BLVD., 16TH FLOOR
                              IRVING, TEXAS 75039
                                 (214) 860-6000
              (Address, including zip code, and telephone number,
     including area code, of the registrant's principal executive offices)
                             ---------------------

                                 DAVID F. CARY
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             i2 TECHNOLOGIES, INC.
                      909 E. LAS COLINAS BLVD., 16TH FLOOR
                              IRVING, TEXAS 75039
                                 (214) 860-6000
                            TELECOPY: (214) 860-6373
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

                CARMELO M. GORDIAN, P.C.                                 KENNETH M. SIEGEL, ESQ.
                 S. MICHAEL DUNN, P.C.                                  N. ANTHONY JEFFRIES, ESQ.
                 RONALD G. SKLOSS, ESQ.                             WILSON SONSINI GOODRICH & ROSATI,
            BROBECK, PHLEGER & HARRISON LLP                              PROFESSIONAL CORPORATION
            301 CONGRESS AVENUE, SUITE 1200                                 650 PAGE MILL ROAD
                  AUSTIN, TEXAS 78701                                  PALO ALTO, CALIFORNIA 94304
                     (512) 477-5495                                           (650) 493-9300
                TELECOPY: (512) 477-5813                                 TELECOPY: (650) 493-6811

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.


================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 24, 1997

                                5,000,000 SHARES

                              i2 TECHNOLOGIES LOGO

                             i2 TECHNOLOGIES, INC.
                                  COMMON STOCK
                         (PAR VALUE $0.00025 PER SHARE)
                               ------------------

     Of the 5,000,000 shares of Common Stock offered, 4,000,000 shares are being offered hereby in the United States and 1,000,000 shares are being offered in a concurrent international offering outside the United States. The public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

     Of the 5,000,000 shares of Common Stock being offered, 2,500,000 shares are being sold by the Company and 2,500,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders.


     The last reported sale price of the Common Stock, which is quoted under the symbol "ITWO", on the Nasdaq National Market on November 21, 1997 was $46.25 per share. See "Price Range of Common Stock".


     SEE "RISK FACTORS" ON PAGE 6 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                               ------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------

                                                                                                    PROCEEDS TO
                                       PUBLIC            UNDERWRITING          PROCEEDS TO            SELLING
                                   OFFERING PRICE         DISCOUNT(1)          COMPANY(2)          STOCKHOLDERS
                                   --------------        ------------          -----------         ------------
Per Share......................           $                    $                    $                    $
Total(3).......................           $                    $                    $                    $

---------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting estimated expenses of $400,000 payable by the Company.

(3) The Company has granted the U.S. Underwriters an option for 30 days to purchase up to an additional 600,000 shares at the public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Company has granted the International Underwriters a similar option with respect to an additional 150,000 shares as part of the concurrent international offering. If such options are exercised in full, the total public offering price, underwriting discount and proceeds to
    Company will be $          , $          and $          , respectively. See
    "Underwriting".
                               ------------------

     The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on
or about             ,1997, against payment therefor in immediately available
funds.

GOLDMAN, SACHS & CO.
                      DEUTSCHE MORGAN GRENFELL
                                         HAMBRECHT & QUIST
                                                       UBS SECURITIES
                               ------------------
               The date of this Prospectus is             , 1997.

--------------------------------------------------------------------------------

                             [SUPPLY CHAIN GRAPHIC]

       i2 Technologies' Rhythm software enables businesses to plan and schedule all of the elements of a supply chain by simultaneously considering internal constraints, such as manufacturing facility capacities and human resource availability, and external constraints, such as supplier lead times and customer requirements.
--------------------------------------------------------------------------------

     CERTAIN PERSONS PARTICIPATING IN THESE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERINGS. IN ADDITION, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) ALSO MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET, IN ACCORDANCE WITH RULE 103 UNDER THE SECURITIES EXCHANGE ACT OF 1934. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                             AVAILABLE INFORMATION

     i2 Technologies, Inc. ("i2" or the "Company") is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may be obtained from the web site that the Commission maintains at http://www.sec.gov.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. The Company will provide without charge to each person, including any beneficial owner, to whom a copy of the Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be submitted to Brent Anderson, Manager of Investor Relations, 909 E. Las Colinas Blvd., 16th Floor, Irving, Texas 75039; telephone (214) 860-6000.
                                ---------------

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed with the Commission (File No. 0-28030) pursuant to the Exchange Act are incorporated herein by reference.

          1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;


          2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;



          3. The Company's Current Reports on Form 8-K dated May 15, 1997, June 12, 1997 (as amended by Amendment No. 1 on Form 8-K/A filed on July 1,
     1997), July 1, 1997 and November 21, 1997;


          4. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A (File No. 0-28030), as filed with the Commission on March 20, 1996; and

          5. All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offerings of the Common Stock.

     Any statement contained in a document or a portion of which is incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus.
                                ---------------

     The Company's executive offices are located at 909 E. Las Colinas Blvd., 16th Floor, Irving, Texas 75039, and its telephone number is (214) 860-6000.

     The Company's logo and "Rhythm" are registered trademarks of the Company.

     In this Prospectus, reference to "dollars" and "$" are United States dollars.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere in this Prospectus, including information under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." References in this Prospectus to the terms "optimal" and "optimized" and words to that effect are not necessarily intended to connote the mathematically optimal solution, but may connote near-optimal solutions which reflect practical considerations such as customer requirements as to response time and precision of the results. Unless otherwise indicated herein, all information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment options.

                                  THE COMPANY

     i2 Technologies, Inc. ("i2" or the "Company") is a leading provider of client/server-based decision support software products for supply chain management and related applications. Supply chain management encompasses the planning and scheduling of manufacturing and related logistics, including demand forecasting, raw materials procurement, work-in-process, distribution and transportation across multiple enterprises. i2's client/server software solution, Rhythm, is designed to provide customers with an end-to-end supply chain management solution, enabling customers to model complex, multi-enterprise supply chains to rapidly generate integrated solutions to supply chain challenges such as demand volatility, production bottlenecks, supply interruptions and distribution alternatives. Rhythm utilizes a unique, constraint-based methodology which simultaneously considers a broad range of factors -- from changing revenue forecasts to machine capacities to individual customer commitments -- to optimize all aspects of the supply chain. Rhythm's advanced decision-support capabilities enable companies to make better informed and more timely planning, scheduling and resource allocation decisions in order to improve throughput, operating efficiency, customer satisfaction and return on assets. The Company's software products and services are designed to enable customers to reduce costs, increase market share and enhance their competitive advantage.

     The Company's strategy is to expand its leadership position in the supply chain management market by focusing on creating maximum value for its customers, broadening its product offerings and investing aggressively to build market share. i2's approach to customer relationships is centered on the identification of potential savings and the creation of value for customers. As part of this dedication to providing value for customers, i2 has established a goal of generating more than $50 billion in total value for its customers by the year 2005 through growth and savings. To date, the Company has licensed Rhythm to over 200 customers, including 3M, Bristol-Myers Squibb, British American Tobacco, Compaq Computer, Dell Computer, Digital Equipment, E&J Gallo Winery, Herman Miller, Johnson & Johnson Medical, Lucent Technologies, Motorola, Philips Semiconductors, SGS Thomson Microelectronics, Siemens Semiconductors, Texas Instruments, Timken, Toshiba, US Steel and VF Services. The Company markets its software and services primarily through its direct sales organization, augmented by indirect sales channels including systems consulting and integration firms and business application software vendors.

                                 THE OFFERINGS

Common Stock offered by the Company.........    2,500,000 shares

Common Stock offered by the Selling
Stockholders................................    2,500,000 shares

Common Stock to be outstanding after the
offerings(1)................................    32,435,769 shares

Nasdaq National Market symbol...............    ITWO

Use of Proceeds.............................    For general corporate purposes,
                                                including working capital and
                                                potential acquisitions.
---------------


(1) Excludes (i) 5,624,639 shares of Common Stock issuable upon exercise of options outstanding at September 30, 1997 with exercise prices ranging from $0.0175 to $43.875 per share and with a weighted average exercise price of $11.28 per share and (ii) approximately 44,000 shares of Common Stock issued on October 31, 1997 under the Company's employee stock purchase plans.


                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     In the second quarter of 1997, the Company acquired Think Systems Corporation and Optimax Systems Corporation. Each acquisition was accounted for as a pooling of interests and, accordingly, the Company's consolidated financial statements were restated to give retroactive effect to the acquisitions for all periods presented. The Company's restated consolidated financial statements for the years ended December 31, 1994, 1995 and 1996 are included in the Company's Current Report on Form 8-K dated June 12, 1997, as amended, which is incorporated by reference in this Prospectus. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                      NINE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                         -------------------------------------------  -----------------
                                          1992     1993     1994     1995     1996     1996      1997
                                         -------  -------  -------  -------  -------  -------  --------
STATEMENT OF INCOME DATA:
Revenues...............................  $ 3,355  $ 6,599  $14,203  $30,527  $87,916  $57,163  $138,650
Operating income(1)....................      272    1,239    3,113    4,766    9,671    5,017     7,770
Net income(1)..........................      232      709    1,736    3,065    7,202    3,888     5,311
Net income per share(1)................  $  0.01  $  0.03  $  0.07  $  0.11  $  0.23  $  0.13  $   0.16
Shares used in computing net
  income per share.....................   21,196   23,751   25,871   28,533   31,774   31,369    33,639


                                                                  SEPTEMBER 30, 1997
                                                              --------------------------
                                                                                AS
                                                               ACTUAL      ADJUSTED(2)
                                                              --------    --------------
BALANCE SHEET DATA:
Working capital.............................................  $ 63,421       $174,888
Total assets................................................   136,394        247,861
Total stockholders' equity..................................    81,726        193,193


---------------

(1) In the second quarter of 1997, the Company incurred approximately $5.6 million in certain acquisition-related expenses in connection with the business combinations involving Optimax Systems Corporation, Think Systems Corporation and the Operations Planning Group of Computer Sciences Corporation. These costs included, among other things, investment banking, legal and accounting fees and expenses and the write-off of in-process research and development. The acquisition-related expenses resulted in a one-time charge to the Company's operating results.


(2) Adjusted to reflect the sale by the Company of 2,500,000 shares of Common Stock in the offerings at an assumed offering price of $46.25 per share. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     The following risk factors should be considered carefully in addition to the other information contained or incorporated by reference in this Prospectus before purchasing the Common Stock offered hereby. In addition to the historical information contained and incorporated by reference herein, the discussion in and incorporated by reference in this Prospectus contains certain forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, that involve risks and uncertainties, such as statements concerning: growth and future operating results; future customer benefits attributable to the Company's products; developments in the Company's markets and strategic focus; new products and product enhancements; potential acquisitions and the integration of acquired businesses, products and technologies; strategic relationships; and future economic, business and regulatory conditions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements whenever they appear or are incorporated by reference in this Prospectus. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed below as well as those cautionary statements and other factors set forth elsewhere herein.

POTENTIAL FOR SIGNIFICANT FLUCTUATIONS IN QUARTERLY RESULTS; DEPENDENCE ON SIGNIFICANT INDIVIDUAL SALES

     The Company's quarterly revenues, expenses and operating results have varied significantly in the past and are likely to vary significantly from quarter to quarter in the future. Because the purchase of a supply chain management software solution generally involves a significant commitment of capital, the sales cycle associated with the purchase of the Company's products varies substantially and is subject to a number of significant risks, including customers' budgetary constraints, timing of budget cycles and concerns about the pricing or introduction of new products by the Company or its competitors, factors over which the Company has little or no control. In addition, other factors include foreign currency exchange rate fluctuations, the mix of direct or indirect sales, changes in joint-marketing relationships, and changes in the Company's strategy. Furthermore, purchases of the Company's products may be deferred or canceled in the event of a downturn in any potential customer's business or the economy in general.

     The amount of revenues associated with particular licenses can vary significantly based upon the number of software modules purchased and the number of sites and users involved in the installation. The Company generally derives a significant portion of its software license revenues in each quarter from a small number of relatively large sales. For example, in each quarter of 1996 and each quarter in the first nine months of 1997, one or more customers each accounted for at least 15% of total software license revenues in such quarter. While the Company believes that the loss of any of these particular customers would not have an adverse effect, an inability to consummate one or more substantial license sales in any future period could have a material adverse effect on the Company's operating results for that period. Moreover, similar to many other software companies, the Company typically realizes a significant portion of its software license revenues in the last month or even the last week of a quarter. The Company also believes that the tendency of customers to delay placing orders for software products until near the end of a quarter has become more pronounced in recent periods. As a result, small delays in customer orders can cause significant variability in the Company's license revenues and results of operations for any particular period. For all of the foregoing reasons, revenues are difficult to forecast.

     The Company intends to continue to invest heavily in its sales and marketing, consulting and research and development organizations, and sets investment and expense levels based on expected future revenues. If revenues are below expectations, operating results and net income are likely to be adversely and disproportionately affected because a significant portion of the Company's expenses are not variable in the short term, and cannot be quickly reduced to respond to anticipated decreases in revenues. In addition, the Company may reduce prices or accelerate its investment in research and development efforts in response to competition or to pursue new market opportunities. Any one of these activities may further limit the Company's ability to adjust spending in response to fluctuations in revenue levels. There can be no assurance that revenues will grow in future periods, that they will grow at historical rates, or that the Company will maintain positive operating margins in future quarters.

     The Company's quarterly results of operations are subject to certain seasonal fluctuations. Historically, the Company's revenues have tended to be strongest in the fourth quarter of the year and to increase only modestly in the first quarter of the following year. The Company believes that this seasonality is due to the calendar year budgeting cycles of many of its customers and to compensation policies that tend to compensate sales personnel for achieving annual revenue quotas. The Company expects that in future periods these seasonal trends may cause first quarter revenues to remain consistent with, or decrease from, the level achieved in the preceding quarter.

COMPETITION

     The markets in which the Company operates are highly competitive. The Company's competitors are diverse and offer a variety of solutions directed at various segments of the supply chain as well as the enterprise as a whole. Competitors include: (i) enterprise resource application software vendors such as SAP AG ("SAP"), PeopleSoft, Inc., Oracle Corporation ("Oracle") and Baan Company N.V. ("Baan"), each of which currently offers sophisticated Enterprise Resource Planning ("ERP") solutions that may incorporate supply chain management modules or advanced planning and scheduling software; (ii) other suppliers of advanced planning and scheduling software, including Manugistics Group, Inc.;
(iii) other business application software vendors who may broaden their product offerings by internally developing, or by acquiring or partnering with independent developers of, advanced planning and scheduling software; (iv) internal development efforts by corporate information technology departments; and (v) companies offering standardized or customized products for mainframe and/or mid-range computer systems.

     In connection with specific customer solicitations, a number of ERP vendors have from time to time jointly marketed the Company's products as a complement to their own systems. The Company believes that as its market share increases, and as the ranges of products offered by the Company and these ERP vendors expand and increasingly overlap, relationships which were cooperative in the past will become more competitive, thereby increasing the overall level of competition the Company faces. Specifically, the Company and SAP recently terminated a license and distribution agreement, and SAP has announced its intention to develop a suite of advanced planning and scheduling products which are expected to be directly competitive with Rhythm. The Company believes that additional ERP vendors are focusing significant resources on increasing the functionality of their own planning and scheduling modules, and at least two ERP vendors have recently acquired independent developers of advanced planning and scheduling software which compete with Rhythm.

     Many of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition, a broader range of products to offer and a larger installed base of customers than the Company, each of which could provide them with a significant competitive advantage over the Company. In addition, the Company expects to experience increasing price competition as the Company and its competitors compete for market share. There can be no assurance that the Company will be able to compete successfully with existing or new competitors or that competition will not have a material adverse effect on the Company's business, operating results and financial condition.

MANAGEMENT OF GROWTH

     The Company's business has grown rapidly in recent years, with revenues increasing from $30.5 million in 1995 to $87.9 million in 1996 and to $138.7 million in the first nine months of 1997. The Company's recent expansion has resulted in substantial growth in the number of its employees (from 260 at December 31, 1995 to 582 at December 31, 1996 to 956 at September 30, 1997), the scope of its operating and financial systems and the geographic distribution of its operations and customers. This recent rapid growth has placed, and if continued will continue to place, a significant strain on the

Company's management and operations. Accordingly, the Company's future operating results will depend on the ability of its officers and other key employees to continue to implement and improve its operational, customer support and financial control systems, and to effectively expand, train and manage its employee base. There can be no assurance that the Company will be able to manage any future expansion successfully, and any inability to do so would have a material adverse effect on the Company's business, operating results and financial condition.

PRODUCT CONCENTRATION; DEPENDENCE ON PRODUCT LINE EXPANSION

     The Company currently derives all of its revenues from Rhythm licenses and related services. The Company expects that Rhythm-related revenues, including maintenance and consulting contracts, will continue to account for substantially all of the Company's revenues for the foreseeable future. As a result, the Company's future operating results are dependent upon continued market acceptance of Rhythm and enhancements thereto. There can be no assurance that Rhythm will achieve continued market acceptance. A decline in demand for, or market acceptance of, Rhythm as a result of competition, technological change or other factors would have a material adverse effect on the Company's business, operating results and financial condition.

     As enterprises increasingly focus on decision support for supply chain management challenges, they are requiring greater levels of functionality and broader product offerings from their application software vendors. Moreover, the market for the Company's software products is characterized by rapid technological advances, evolving industry standards in computer hardware and software technology, and frequent product introductions and enhancements. The Company's future success will depend upon its ability to continue to enhance its current product line and to develop and introduce new products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. There can be no assurance that the Company will be successful in developing and marketing, on a timely and cost-effective basis, fully functional product enhancements or new products that respond to technological advances by others, or that its new products will achieve market acceptance. The Company's failure to successfully develop and market product enhancements or new products could have a material adverse effect on the Company's business, operating results and financial condition.

INTEGRATION OF RECENT ACQUISITIONS; POTENTIAL FUTURE ACQUISITIONS

     In April 1997, the Company completed the acquisition of the Operations Planning Group ("OPG"), a business activity of Computer Sciences Corporation. In May 1997, the Company acquired Think Systems Corporation, a New Jersey corporation ("Think"), and Optimax Systems Corporation, a Delaware corporation ("Optimax"). The success of acquisitions depends primarily on the Company's ability to retain, motivate and integrate the acquired personnel with the Company's operations and the Company's ability to integrate acquired software with Rhythm. No assurance can be given that the Company will not encounter difficulties in integrating the respective operations and products of the Company, OPG, Think and Optimax or that the benefits expected from such integration will be realized. Failure to successfully integrate OPG's, Think's and Optimax's respective operations and products into the Company's operations and products could have a material adverse effect on the Company's business, operating results and financial condition.


     The Company may in the future pursue additional acquisitions of businesses, products and technologies, or enter into joint venture arrangements, that could complement or expand the Company's business. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired business, product or technology could cause diversion of management's time and resources. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, amortization of goodwill and other intangibles, research and development write-offs and other acquisition-related expenses. In this regard, in November 1997 the Company acquired the remaining interest in a minority owned subsidiary for an aggregate purchase price of $3.75 million, a substantial portion of which could potentially be written-off as in-process research and development in the fourth quarter of 1997. Further, no assurances can be given that any acquired business will be successfully integrated with the Company's operations. If any such acquisition were to occur, there can be no assurance that the Company will receive the intended benefits of the acquisition. Future acquisitions, whether or not consummated, could have a material adverse effect on the Company's business, operating results and financial condition.

INTERNATIONAL OPERATIONS AND CURRENCY FLUCTUATIONS

     The Company derived approximately 9%, 7%, 23% and 29% of its total revenues from customers located outside of the United States in 1994, 1995, 1996 and the first nine months of 1997, respectively. The Company believes that continued growth and profitability will require expansion of its sales in international markets. Further penetration of international markets will require the Company to expand existing foreign operations, to establish additional foreign operations and to translate its software and manuals into additional foreign languages. This expansion may be costly and time-consuming and may not generate returns for a significant period of time, if at all. To the extent that the Company is unable to expand its international operations or translate its software and manuals into foreign languages in a timely manner, the Company's ability to further penetrate international markets would be adversely affected, which could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company's international operations are subject to risks inherent in international business activities, including: difficulty in staffing and managing geographically disparate operations; longer accounts receivable payment cycles in certain countries; compliance with a variety of foreign laws and regulations; unexpected changes in regulatory requirements; overlap of different tax structures; greater difficulty in safeguarding intellectual property; import and export licensing requirements; trade restrictions; changes in tariff rates; and general economic conditions in international markets. There can be no assurance that the Company's business, results of operations or financial condition will not be adversely affected by these or other factors that may affect international operations.

     To date, the Company's revenues from international operations have primarily been denominated in United States dollars. As a result, the Company's sales in international markets may be adversely affected by a strengthening United States dollar. Certain sales and the majority of the expenses incurred by the Company's international operations are denominated in currencies other than the United States dollar. In addition, with the expansion of international operations, the number of foreign currencies in which the Company must operate will increase, resulting in increased exposure to exchange rate fluctuations. The Company has implemented limited hedging programs to mitigate its exposure to currency fluctuations. Notwithstanding these hedging programs, exchange rate fluctuations have caused and will continue to cause currency transaction gains and losses. While such currency transaction gains and losses have not been material to date, there can be no assurance that currency transaction losses will not have a material adverse effect on the Company's business, results of operations or financial condition in future periods.

RISKS ASSOCIATED WITH STRATEGIC RELATIONSHIPS


     The Company has from time to time established relationships with other companies, including Oracle, System Software Associates, Inc. ("SSA") and Marcam Corporation ("Marcam"), involving collaboration in areas such as product development, marketing, distribution and implementation. The maintenance of these relationships and the development of other such relationships is a meaningful part of the Company's business strategy. However, most of the Company's current and potential strategic partners are either potential competitors of the Company or are currently competitive with the Company to some degree. In addition, certain of the Company's cooperative relationships have failed to meet expectations, such as the Company's recently terminated license and distribution relationship with SAP. There can be no assurance that the Company's current collaborative relationships will be beneficial to the Company, that such relationships will be sustained, or that the Company will be able to enter into successful new strategic relationships in the future. See
"Business -- Sales and Marketing."

DEPENDENCE UPON KEY PERSONNEL

     The Company's future operating results depend in significant part upon the continued service of a relatively small number of key technical and senior management personnel, few of whom are bound by an employment agreement. The Company's future success also depends on its continuing ability to attract, train and retain other highly qualified technical and managerial personnel. Competition for such personnel is intense, and the Company has at times in the past experienced difficulty in recruiting qualified personnel. There can be no assurance that the Company will retain its key technical and managerial employees or that it will be successful in attracting, assimilating and retaining other highly qualified technical and managerial personnel in the future. Kanna (Ken) N. Sharma, the Company's Vice Chairman of the Board and Executive Vice President, has recently been diagnosed with a brain tumor. While Mr. Sharma is currently providing services to the Company, there can be no assurance as to how long he will be able to continue to do so. The loss of any member of the Company's key technical and senior management personnel or the inability to attract and retain additional qualified personnel could have a material adverse effect on the Company's business, operating results and financial condition. See "Management."

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS; USE OF LICENSED TECHNOLOGY

     The Company relies primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary rights. In addition, the Company generally licenses Rhythm products to end users in object code (machine-readable) format, and the Company's license agreements generally allow the use of Rhythm products solely by the customer for internal purposes without the right to sublicense or transfer the Rhythm products. However, the Company believes that the foregoing measures afford only limited protection. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to as great an extent as the laws of the United States. Furthermore, there can be no assurance that the Company's competitors will not independently develop technology similar to that of the Company. The Company may increasingly be subject to claims of intellectual property infringement as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Although the Company is not aware that any of its products infringes upon the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by the Company with respect to current or future products. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition.

     The Company has in the past and may in the future resell certain software which it licenses from third parties. There can be no assurance that these third party software licenses will continue to be available to the Company on commercially reasonable terms. The loss of or inability to maintain any of these software licenses could result in delays or reductions in product shipments until equivalent software could be identified, licensed and integrated, which could adversely affect the Company's business, operating results and financial condition.

COMPLEXITY OF SOFTWARE PRODUCTS; RAPID TECHNOLOGICAL CHANGE AND NEW PRODUCTS

     Rhythm is a client/server solution which can operate on hardware platforms from Digital Equipment, Hewlett-Packard, IBM and Sun Microsystems and operating systems from Sun Microsystems and Microsoft, and can access data from most widely used SQL (structured query language) databases, including Informix, Oracle and Sybase. To the extent that additional hardware or software platforms gain significant market acceptance, the Company may be required to port Rhythm to such platforms in order to remain competitive. Such platforms may not be architecturally compatible with Rhythm's software product design, and there can be no assurance that the Company will be able to port Rhythm to such additional platforms on a timely basis or at all. Any failure to maintain compatibility with existing platforms or to port to new platforms that achieve significant market acceptance would have a material adverse effect on the Company's business, operating results and financial condition.

     As a result of the complexities inherent in client/server computing environments and the broad functionality and performance demanded by customers for supply chain management products, major new products and product enhancements can require long development and testing periods. In addition, software programs as complex as those offered by the Company may contain undetected errors or "bugs" when first introduced or as new versions are released that, despite testing by the Company, are discovered only after a product has been installed and used by customers. While the Company has on occasion experienced delays in the scheduled introduction of new and enhanced products and products containing bugs, to date the Company's business has not been materially adversely affected by delays or the release of products containing errors. There can be no assurance, however, that errors will not be found in future releases of the Company's software, or that any such errors will not impair the market acceptance of these products and adversely affect the Company's business, operating results and financial condition.

     While the Company generally takes steps to avoid interruptions of sales often associated with the pending availability of new products, customers may delay their purchasing decisions in anticipation of the general availability of new or enhanced Rhythm products, which could have a material adverse effect on the Company's business and operating results. Moreover, significant delays in the general availability of such new releases, significant problems in the installation or implementation of such new releases, or customer dissatisfaction with such new releases, could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Products" and "-- Product Development."

DEPENDENCE ON IMPLEMENTATION PERSONNEL

     The implementation of Rhythm requires the services of highly trained implementation personnel working directly for the Company or for independent consultants. A shortage in the number of trained implementors, either within the Company or with third party consulting firms, could limit the Company's ability to implement its software on a timely and effective basis. Delayed or ineffective implementation of the Company's software may limit the Company's ability to expand its revenues and may result in customer dissatisfaction and damage the Company's reputation, each of which could have a material adverse effect on the Company's business, operating results and financial condition.

YEAR 2000 COMPLIANCE

     Many older computer systems and software products currently in use are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than three years, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance. Although the Company currently offers software products that are designed to be Year 2000 compliant, there can be no assurance that the Company's software products contain all necessary date code changes.

     The Company believes that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues in a variety of ways. Many companies are expending significant resources to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those offered by the Company. Additionally, Year 2000 problems inherent in a customer's transactional software programs might significantly limit that customer's ability to realize the intended benefits offered by Rhythm. Any of the foregoing could result in a material adverse effect on the Company's business, operating results and financial condition.

PRODUCT LIABILITY

     While the Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims, it is possible that such limitation of liability provisions may not be effective under the laws of certain jurisdictions. Although the Company has not experienced any product liability claims to date, there can be no assurance that the Company will not be subject to such claims in the future. A successful product liability claim brought against the Company could have a material adverse effect on the Company's business, operating results and financial condition. Moreover, defending such a suit, regardless of its merits, could entail substantial expense and require the time and attention of key management personnel, either of which could have a material adverse effect on the Company's business, operating results and financial condition.

VOLATILITY OF MARKET PRICE

     The market price of the Common Stock has been and can be expected to be significantly affected by factors such as quarterly variations in the Company's results of operations, the announcement of new products or product enhancements by the Company or its competitors, technological innovations by the Company or its competitors, and general market conditions or market conditions specific to particular industries. In particular, the stock prices for many companies in the technology and emerging growth sectors have experienced wide fluctuations which have often been unrelated to the operating performance of such companies. Such fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

CONTROL BY MANAGEMENT

     Upon completion of the offerings (assuming no exercise of the Underwriters' over-allotment options), the Company's executive officers will beneficially own approximately 54.7% of the Company's outstanding Common Stock. Consequently, the Company's executive officers are able to control the outcome of all matters submitted for stockholder action, including the election of members to the Company's Board of Directors and the approval of significant change in control transactions, and effectively control the management and affairs of the Company, which may have the effect of delaying or preventing a change in control of the Company. In addition, Messrs. Sidhu, Sharma and Tungare constitute three of the five members of the Board of Directors and, therefore, have significant influence in directing the actions of the Board of Directors. See "Management" and "Principal and Selling Stockholders."

ANTI-TAKEOVER PROVISIONS

     The Company's Certificate of Incorporation, as amended (the "Charter"), and Bylaws, as amended (the "Bylaws"), contain certain provisions that may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals that a stockholder might consider favorable, including provisions: authorizing the issuance of "blank check" preferred stock; providing for a Board of Directors with staggered, three-year terms; requiring super-majority voting to effect certain amendments to the Charter and Bylaws; limiting the persons who may call special meetings of stockholders; prohibiting stockholder action by written consent; and establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon at stockholder meetings. Certain provisions of Delaware law and the Company's stock incentive plans may also have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals.

POTENTIAL EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE; CONCURRENT OFFERINGS

     Sales of substantial amounts of the Common Stock in the public market following the offerings could have an adverse effect on the prevailing market price of the Common Stock and impair the Company's ability to raise capital through the sale of equity securities.

     Upon completion of the offerings, the Company will have outstanding 32,435,769 shares of Common Stock (33,185,769 shares if the Underwriters' over-allotment options are exercised in full), assuming no exercise of outstanding options or other issuances under employee stock plans following September 30, 1997. The Company, each of its directors and its executive officers and the Selling Stockholders, who will beneficially own an aggregate of approximately 60.8% of the Common Stock following the offerings (assuming no exercise of the Underwriters' over-allotment options), have each agreed (the "Lock-Ups") that, for a period ending 90 days after the date of this Prospectus, subject to certain exceptions, they will not, without the prior written consent of Goldman, Sachs & Co., offer to sell, sell, contract to sell, grant any option to purchase, make any short sale of or otherwise dispose of any shares of Common Stock or any securities which are substantially similar to the Common Stock or which are convertible or exchangeable for securities which are substantially similar to the Common Stock, except pursuant to the offerings. See "Underwriting." Following the expirations of such lock-up agreements, all of such shares will be eligible for immediate sale in the public market, subject in some cases to compliance with the volume and manner of sale requirements of Rule 144 under the Securities Act ("Rule 144").

     At September 30, 1997, the Company had in effect under the Securities Act registration statements relating to the resale of approximately 1,550,000 shares of Common Stock issued in connection with the Company's acquisitions of Think and Optimax. Of such registered shares, approximately 531,000 shares may be sold immediately in the public market and the remaining approximately 1,019,000 shares are subject to the 90-day Lock-Ups. In addition, in May 1998 an additional 1,677,000 shares of Common Stock issued in connection with the Think and Optimax acquisitions will become eligible for immediate sale in the public market, subject in some cases to the volume and manner of sale requirements of Rule 144.

     Furthermore, 15,090,000 shares of the Common Stock held by the Company's Chief Executive Officer and included in the shares owned by the directors, executive officers and Selling Stockholders described above will be, following the expiration of the 90-day Lock-Ups, entitled to certain piggyback registration rights.

                                USE OF PROCEEDS


     Based on an assumed offering price of $46.25 per share, the Company will receive approximately $111.5 million from the sale of shares of Common Stock to be sold by the Company pursuant to the offerings (approximately $145.0 million if the Underwriters' over-allotment options are exercised in full) after deducting the estimated underwriting discount and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.


     The Company currently intends to use the net proceeds of the offerings for working capital and other general corporate purposes, including financing the Company's growth and capital expenditures made in the ordinary course of its business. The Company may also apply a portion of the net proceeds of the offerings to acquire businesses, products and technologies that complement or expand the Company's business. While there are no current agreements or negotiations with respect to any such transactions, the Company from time to time evaluates such opportunities. Pending such uses, the net proceeds will be invested in government securities and other short-term, investment-grade instruments.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of September 30, 1997, and such capitalization as adjusted to reflect the sale by the Company of 2,500,000 shares of Common Stock in the offerings at an assumed offering price of $46.25 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Company's consolidated financial statements and the other financial information included and incorporated by reference in this Prospectus.



                                                               SEPTEMBER 30, 1997
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
                                                                 (IN THOUSANDS)
Stockholders' equity:
  Preferred Stock, $0.001 par value, 5,000,000 shares
     authorized, none issued................................  $    --    $     --
  Common Stock, $0.00025 par value, 50,000,000 shares
     authorized, 29,935,769 shares issued and outstanding;
     and 32,435,769 shares issued and outstanding, as
     adjusted(1)............................................        7           8
  Additional paid-in capital................................   65,286     176,752
  Deferred compensation.....................................   (1,310)     (1,310)
  Retained earnings.........................................   17,743      17,743
                                                              -------    --------
     Total stockholders' equity.............................   81,726     193,193
                                                              -------    --------
          Total capitalization..............................  $81,726    $193,193
                                                              =======    ========


---------------


(1) Excludes (i) 5,624,639 shares of Common Stock issuable upon exercise of options outstanding as of September 30, 1997 with exercise prices ranging from $0.0175 to $43.875 per share and with a weighted average exercise price of $11.28 per share and (ii) approximately 44,000 shares of Common Stock issued on October 31, 1997 under the Company's employee stock purchase plans.


                          PRICE RANGE OF COMMON STOCK

     The Common Stock has been quoted on the Nasdaq National Market under the symbol "ITWO" since its initial public offering on April 26, 1996. Prior to the initial public offering, there had been no public market for the Common Stock. The following table lists the high and low per share sales prices for the Common Stock as reported by the Nasdaq National Market for the periods indicated:


                                                               HIGH      LOW
                                                              ------    ------
1996:
  Second Quarter (beginning April 26).......................  $58.50    $20.00
  Third Quarter.............................................   43.50     23.75
  Fourth Quarter............................................   44.50     33.00
1997:
  First Quarter.............................................   45.75     25.75
  Second Quarter............................................   50.00     26.00
  Third Quarter.............................................   56.00     31.50
  Fourth Quarter (through November 21)......................   55.63     40.88



     On November 21, 1997, the last sale price of the Common Stock as reported by the Nasdaq National Market was $46.25 per share.


                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Future dividends, if any, will be determined by the Company's Board of Directors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's consolidated financial statements and the notes thereto and the other financial information included or incorporated by reference in this Prospectus. The statement of income data for the years ended December 31, 1994, 1995 and 1996 and the balance sheet data at December 31, 1995 and 1996 have been derived from consolidated financial statements which have been audited by Ernst & Young LLP, independent auditors, and are included in the Company's Current Report on Form 8-K dated June 12, 1997, as amended, incorporated by reference in this Prospectus. The statement of income data for the years ended December 31, 1992 and 1993 and the balance sheet data at December 31, 1992, 1993 and 1994 have been derived from unaudited consolidated financial statements. The statement of income data for the nine months ended September 30, 1996 and 1997 and the balance sheet data at September 30, 1997 have been derived from unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements reflect all adjustments (consisting only of normal recurring entries) which, in the opinion of the Company's management, are necessary for a fair presentation of the results for the interim periods presented.

                                                                                             NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                         ------------------------------------------------   --------------------
                                          1992      1993      1994      1995       1996       1996       1997
                                         -------   -------   -------   -------   --------   --------   ---------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Revenues:
  Software licenses....................  $ 1,052   $ 4,324   $ 9,833   $20,535   $ 57,508   $ 38,499   $ 92,696
  Services.............................    2,231     1,957     3,334     6,767     22,230     13,342     32,565
  Maintenance..........................       72       318     1,036     3,225      8,178      5,322     13,389
                                         -------   -------   -------   -------   --------   --------   --------
         Total revenues................    3,355     6,599    14,203    30,527     87,916     57,163    138,650
                                         -------   -------   -------   -------   --------   --------   --------
Costs and expenses:
  Cost of software licenses............       10        76        95       135        151         92      2,573
  Cost of services and maintenance.....    1,039     1,360     2,200     5,606     18,631     11,932     29,694
  Sales and marketing..................      545     1,529     4,381     9,866     33,724     22,646     48,617
  Research and development.............      739     1,251     2,483     5,506     17,005     11,222     30,879
  General and administrative...........      750     1,144     1,931     4,648      8,734      6,254     13,468
  In-process research and development
    and acquisition costs(1)...........       --        --        --        --         --         --      5,649
                                         -------   -------   -------   -------   --------   --------   --------
         Total costs and expenses......    3,083     5,360    11,090    25,761     78,245     52,146    130,880
                                         -------   -------   -------   -------   --------   --------   --------
Operating income(1)....................      272     1,239     3,113     4,766      9,671      5,017      7,770
Other income (expense), net............      (18)      (74)      (83)     (117)     1,805      1,179      2,065
                                         -------   -------   -------   -------   --------   --------   --------
Income before income taxes.............      254     1,165     3,030     4,649     11,476      6,196      9,835
Provision for income taxes.............       22       456     1,294     1,584      4,274      2,308      4,524
                                         -------   -------   -------   -------   --------   --------   --------
Net income(1)..........................  $   232   $   709   $ 1,736   $ 3,065   $  7,202   $  3,888   $  5,311
                                         =======   =======   =======   =======   ========   ========   ========
Net income per share(1)................  $  0.01   $  0.03   $  0.07   $  0.11   $   0.23   $   0.13   $   0.16
Shares used in computing net income per
  share................................   21,196    23,751    25,871    28,533     31,774     31,369     33,639

                                                                         DECEMBER 31,
                                                       -------------------------------------------------   SEPT. 30,
                                                        1992      1993      1994       1995       1996       1997
                                                       -------   -------   -------   --------   --------   ---------
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital......................................  $   (67)  $   265   $ 1,900   $  6,185   $ 58,824   $ 63,421
Total assets.........................................    1,275     3,844     9,597     23,322    101,133    136,394
Long-term debt, less current portion.................      289       283       670      1,075        100         --
Total stockholders' equity...........................       66       780     2,516      8,677     68,648     81,726

---------------

(1) In the second quarter of 1997, the Company incurred approximately $5.6 million in certain acquisition-related expenses in connection with the business combinations involving Optimax Systems Corporation, Think Systems Corporation and the Operations Planning Group of Computer Sciences Corporation. These costs include, among other things, investment banking, legal and accounting fees and expenses and the write-off of in-process research and development. The acquisition-related expenses resulted in a one-time charge to the Company's operating results.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     In addition to the historical information contained and incorporated by reference herein, the discussion and analysis below contains certain forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, that involve risks and uncertainties, such as statements concerning: growth and future operating results; future customer benefits attributable to the Company's products; developments in the Company's markets and strategic focus; new products and product enhancements; potential acquisitions and the integration of acquired businesses, products and technologies; strategic relationships; and future economic, business and regulatory conditions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements whenever they appear or are incorporated by reference in this Prospectus. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed below as well as those cautionary statements and other factors set forth elsewhere herein.

OVERVIEW

     The Company is a leading provider of client/server-based decision support software products for supply chain management and related applications. The Company also provides services such as consulting, training and maintenance related to these products. Supply chain management encompasses the planning and scheduling of manufacturing and related logistics, including demand forecasting, raw materials procurement, work-in-process, distribution and transportation across multiple enterprises. i2's client/server software solution, Rhythm, is designed to provide customers with an end-to-end supply chain management solution, enabling customers to model complex, multi-enterprise supply chains to rapidly generate integrated solutions to supply chain challenges such as demand volatility, production bottlenecks, supply interruptions and distribution alternatives. Rhythm utilizes a unique, constraint-based methodology which simultaneously considers a broad range of factors -- from changing revenue forecasts to machine capabilities to individual customer commitments -- to optimize all aspects of the supply chain.

     Since inception, the Company has significantly increased its investment in sales and marketing, service and support, research and development and general and administrative staff and accelerated such investment beginning in the last quarter of 1995. As a result of these investments, together with the increasing awareness of the benefits of supply chain management in general and increased market acceptance of the Company's products in particular, the Company's revenues in 1996 and the first nine months of 1997 were substantially higher than the levels achieved in the comparable prior year periods. However, the Company has experienced decreases in operating margins in 1995 and 1996 as a result of such increased staffing. Operating margins for the first nine months of 1997 decreased primarily due to costs and expenses related to acquisitions. In order to capture additional market share, the Company expects to continue to increase staffing levels and incur additional associated costs in future periods. However, there can be no assurance that the Company's revenues will grow in future periods or that the Company will maintain the substantial growth rates in revenues it realized in 1996 and the first nine months of 1997.

     The sales cycle for the Company's products is typically six to nine months, and license fee revenues for a particular period are substantially dependent on orders received and software functionality delivered in that period. Furthermore, the Company has experienced, and expects to continue to experience, significant variation in the size of individual sales. As a result of these and other factors, the Company's results have varied significantly in the past and are likely to be subject to significant fluctuations in the future. Accordingly, the Company believes that period-to-period comparisons of its results of operations are not necessarily indicative of the results to be expected for any future period. See "Risk Factors -- Potential for Significant Fluctuations in Quarterly Results; Dependence on Significant Individual Sales."

     In May 1997, the Company acquired Think Systems Corporation, a New Jersey corporation ("Think"). Think provides premium demand chain solutions, including an integrated line of flexible, client/server-based software applications, for sales, marketing and logistics departments representing a variety of industries, including consumer packaged goods, high technology, pharmaceutical, apparel, automotive and other product-driven specializations. The Think merger culminates an ongoing relationship commenced pursuant to a January 1996 agreement between the Company and Think to integrate Think's demand management decision support software and the Company's Rhythm suite of planning and optimization software products. Approximately 3.8 million shares of Common Stock have been issued or are issuable to the former Think shareholders and optionholders in exchange for all of the capital stock of Think and all unexpired and unexercised options to acquire Think capital stock.

     Also in May 1997, the Company acquired Optimax Systems Corporation, a Delaware corporation ("Optimax"). Optimax develops, markets and implements supply chain sequencing software using unique genetic algorithms for customer-driven, make-to-order manufacturing. Approximately 1.4 million shares of Common Stock have been issued or are issuable to the former Optimax stockholders and optionholders in exchange for all of the capital stock of Optimax and all unexpired and unexercised options to acquire Optimax capital stock.

     For accounting purposes, the Think and Optimax acquisitions were each treated as a pooling of interests. Accordingly, the Company's consolidated financial statements have been restated to give retroactive effect to the Think and Optimax acquisitions and include the combined operations of the Company, Think and Optimax for all periods presented. The following discussion and analysis should be read in conjunction with such consolidated financial statements.

     In April 1997, the Company acquired the Operations Planning Group ("OPG"), a business activity of Computer Sciences Corporation, for a cash purchase price of $1.0 million. OPG provides operation planning environment optimization software for planning and scheduling for customers in the consumer packaged goods industry. The acquisition was accounted for under the purchase accounting method.

     In the second quarter of 1997, the Company incurred approximately $5.6 million in certain expenses related to the Think, Optimax and OPG acquisitions. These costs included, among other things, investment banking, legal and accounting fees and expenses and the write-off of in-process research and development. See "Risk Factors -- Integration of Recent Acquisitions; Potential Future Acquisitions."

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentages of total revenues represented by certain items reflected in the Company's consolidated statements of income:

                                                                              NINE MONTHS
                                                                                 ENDED
                                                  YEAR ENDED DECEMBER 31,    SEPTEMBER 30,
                                                  -----------------------    --------------
                                                  1994     1995     1996     1996     1997
                                                  -----    -----    -----    -----    -----
Revenues:
  Software licenses.............................   69.2%    67.2%    65.4%    67.4%    66.8%
  Services......................................   23.5     22.2     25.3     23.3     23.5
  Maintenance...................................    7.3     10.6      9.3      9.3      9.7
                                                  -----    -----    -----    -----    -----
          Total revenues........................  100.0    100.0    100.0    100.0    100.0
Costs and expenses:
  Cost of software licenses.....................    0.7      0.5      0.2      0.2      1.8
  Cost of services and maintenance..............   15.5     18.4     21.2     20.9     21.4
  Sales and marketing...........................   30.8     32.3     38.4     39.6     35.1
  Research and development......................   17.5     18.0     19.3     19.6     22.3
  General and administrative....................   13.6     15.2      9.9     10.9      9.7
  In-process research and development
     and acquisition costs......................     --       --       --       --      4.1
                                                  -----    -----    -----    -----    -----
          Total costs and expenses..............   78.1     84.4     89.0     91.2     94.4
                                                  -----    -----    -----    -----    -----
Operating income................................   21.9     15.6     11.0      8.8      5.6
Other income (expense), net.....................   (0.6)    (0.4)     2.1      2.0      1.5
                                                  -----    -----    -----    -----    -----
Income before income taxes......................   21.3     15.2     13.1     10.8      7.1
Provision for income taxes......................    9.1      5.2      4.9      4.0      3.3
                                                  -----    -----    -----    -----    -----
Net income......................................   12.2%    10.0%     8.2%     6.8%     3.8%
                                                  =====    =====    =====    =====    =====

     NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997

  REVENUES

     The Company's revenues consist of software license revenues, service revenues and maintenance revenues. Software license revenues consist of sales of software licenses which are recognized upon execution of a contract and shipment of the software, provided that no significant vendor obligations remain outstanding, amounts are due within one year and collection is considered probable by management. Service revenues are derived from fees for implementation, consulting and training services and are recognized as the services are performed. Maintenance revenues are derived from customer support agreements generally entered into in connection with initial license sales and subsequent renewals. Maintenance revenues are recognized ratably over the term of the maintenance period. Payments for maintenance fees are generally made in advance.

     In the first nine months of 1997, total revenues increased 142.6% to $138.7 million from $57.2 million in the first nine months of 1996. The Company currently derives substantially all of its revenues from Rhythm licenses and related services and maintenance. The Company expects that Rhythm related revenues will continue to account for substantially all of the Company's revenues in the foreseeable future. As a result of the Company's dependence on the continued market acceptance of Rhythm and enhancements thereto, there can be no assurance that total revenues will continue to increase at the rates experienced in prior periods, if at all. See "Risk Factors -- Product Concentration; Dependence on Product Line Expansion."

     SOFTWARE LICENSES. In the first nine months of 1997, revenues from software licenses increased 140.8% to $92.7 million from $38.5 million in the first nine months of 1996. The significant increase in software license revenues was primarily due to an increased awareness of the benefits of supply chain management, growing market acceptance of the Company's software products, a substantial investment in the Company's infrastructure and continued expansion into new geographic and vertical markets. To date, sales of software licenses have principally been derived from direct sales to customers. Although the Company believes that direct sales will continue to account for a majority of software license revenues, the Company's strategy is to increase the level of indirect sales activities. The Company expects that sales of its software products through sales alliances, distributors, resellers and other indirect channels will increase as a percentage of software license revenues. However, there can be no assurance that the Company's efforts to expand indirect sales will be successful. See "Business -- Sales and Marketing."

     SERVICES. In the first nine months of 1997, revenues from services increased 144.1% to $32.6 million from $13.3 million in the first nine months of 1996. The significant increase in the dollar amount of service revenues was primarily due to the significant increase in the number of Rhythm licenses sold and a significant investment in the Company's consulting organization as a result of the increased demand for the Company's products. The increase was also due to an increase in the use of third party consultants to provide implementation services to the Company's customers which has allowed the Company to more rapidly penetrate international markets. Service revenues as a percentage of total revenues have fluctuated, and are expected to continue to fluctuate on a period-to-period basis based upon the demand for implementation, consulting and training services.

     MAINTENANCE. In the first nine months of 1997, revenues from maintenance increased 151.6% to $13.4 million from $5.3 million in the first nine months of 1996. The significant increase in the dollar amount of maintenance revenues was primarily due to the continued increase in the number of Rhythm licenses sold and a high percentage of maintenance agreement renewals. The Company expects that the dollar amount of maintenance revenues will continue to increase, but maintenance revenues as a percentage of total revenues should not vary significantly from the percentage of total revenues achieved in the nine months ended September 30, 1997.

     CONCENTRATION OF REVENUES. The Company generally derives a significant portion of its software license revenues in each quarter from a small number of relatively large sales. For example, in each quarter of 1996 and each quarter in the first nine months of 1997, one or more customers each accounted for at least 15% of total software license revenues in such quarter. While the Company believes that the loss of any of these particular customers would not have a material adverse effect upon the Company's business, operating results or financial condition, an inability to consummate one or more substantial license sales in any future period could have a material adverse effect on the Company's operating results for that period.

     INTERNATIONAL REVENUES. The Company's international revenues, primarily generated from customers located in Asia, Canada and Europe, were approximately 29% and 19% of total revenues in the first nine months of 1997 and 1996, respectively. The increase in international revenues as a percentage of total revenues was primarily due to the continued expansion of the Company's international sales and consulting operations as well as software localization efforts. The Company believes that continued growth and profitability will require expansion of its sales in international markets. In order to successfully increase international sales, the Company has utilized and will continue to utilize substantial resources to expand existing international operations, establish additional international operations and hire additional personnel. See "Risk Factors -- International Operations and Currency Fluctuations."

  COSTS AND EXPENSES

     COST OF SOFTWARE LICENSES. Cost of software licenses consists primarily of
(i) commissions paid to third parties in connection with joint marketing and other related agreements, (ii) royalty fees associated with third-party software included with the sales of Rhythm, (iii) the cost of user documentation and (iv) the cost of reproduction and delivery of the software. Cost of software licenses was $2.6 million and $92,000 in the first nine months of 1997 and 1996, representing 2.8% and 0.2% of software license revenues, respectively. The significant increase in cost of software licenses both in dollar amount and as a percentage of software license revenues was primarily due to an increase in commissions paid to third parties in connection with joint marketing and other related agreements. Cost of software licenses decreased significantly in the third quarter of 1997 as compared to the second quarter of 1997 as a result of the termination of the license and distribution agreement with SAP pursuant to which the Company was required to pay SAP a commission on Rhythm products sold to SAP's customers. The Company expects cost of software licenses to vary in the future depending upon the amount of commissions due to other third parties in connection with joint marketing and other related agreements and the amount of royalty fees associated with third party software included with the sales of Rhythm.

     COST OF SERVICES AND MAINTENANCE. Cost of services and maintenance consists primarily of costs associated with implementation, consulting and training services. Cost of services and maintenance also includes the cost of providing software maintenance to customers such as hotline telephone support, new releases of software and updated user documentation, none of which costs have been significant to date. Cost of services and maintenance was $29.7 million and $11.9 million in the first nine months of 1997 and 1996, representing 64.6% and 63.9% of total services and maintenance revenues, respectively. The increase in cost of services and maintenance both in dollar amount and as a percentage of services and maintenance revenues was primarily due to the increase in the number of consultants, product support and training staff and the increased use of third party consultants to provide implementation services. In addition, consulting and support centers were established and expanded in Canada, Europe and Japan in the last three months of 1996 and the first nine months of 1997. The Company expects to continue to increase the number of its consulting, product support and training personnel in the foreseeable future as a means to expand into different geographic and vertical markets. To the extent that the Company's license sales do not increase at anticipated rates, the hiring of additional personnel could adversely affect the Company's gross margins.

     SALES AND MARKETING. Sales and marketing expenses consist primarily of personnel costs, commissions, office facilities, travel, promotional events such as trade shows, seminars and technical conferences, advertising and public relations programs. Sales and marketing expenses were $48.6 million and $22.6 million in the first nine months of 1997 and 1996, representing 35.1% and 39.6% of total revenues, respectively. The increase in the dollar amount of sales and marketing expenses was primarily due to (i) increased staffing as the Company established new domestic and international sales offices and expanded its existing direct sales force, (ii) increased sales commissions as a result of significantly higher revenues and (iii) increased marketing and promotional activities. The decrease in sales and marketing expenses as a percentage of total revenues was primarily due to the Company's ability to leverage its growing base of sales and marketing resources to significantly increase revenues. The Company expects to continue to increase its sales and marketing activities in order to expand its international sales operations and to enter into new vertical markets. As a result, the Company believes that the dollar amount of sales and marketing expenses will continue to increase.

     RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of the personnel and related costs associated with the Company's research and development activities. Research and development expenses were $30.9 million and $11.2 million in the first nine months of 1997 and 1996, representing 22.3% and 19.6% of total revenues, respectively. The increase in research and development expenses both in dollar amount and as a percentage of total revenues was primarily due to the hiring of additional research and development personnel and other related costs incurred in connection with expanding the Company's research and development centers, particularly its international development facilities. The Company expects that the dollar amount of research and development expenses will continue to increase as the Company continues to invest in developing new products, applications and product enhancements for new vertical markets.

     In accordance with Statement of Financial Accounting Standards No. 86, software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. To date, the establishment of technological feasibility of the Company's products and general release of such software have substantially coincided. As a result, software development costs qualifying for capitaliza-tion have been insignificant, and therefore, the Company has not capitalized any software development costs.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of the personnel and other costs of the finance, human resources, information systems, administrative and executive departments of the Company and the fees and expenses associated with legal, accounting and other services. General and administrative expenses were $13.5 million and $6.3 million in the first nine months of 1997 and 1996, representing 9.7% and 10.9% of total revenues, respectively. The increase in the dollar amount of general and administrative expenses was primarily the result of increased staffing and related costs associated with the growth of the Company's business during 1996 and the first nine months of 1997. The decrease in general and administrative expenses as a percentage of total revenues was primarily due to the substantial increase in total revenues and the Company's ability to leverage its base of resources to support a larger organization. The Company expects that the dollar amount of general and administrative expenses will continue to increase in the foreseeable future.

     IN-PROCESS RESEARCH AND DEVELOPMENT AND ACQUISITION COSTS. The Company incurred approximately $5.6 million in certain acquisition-related expenses in connection with the acquisitions of Think, Optimax and OPG which were recorded in the second quarter of 1997. These costs included, among other things, investment banking, legal and accounting fees and expenses and the write-off of in-process research and development.

  OTHER INCOME

     Other income consists primarily of interest income on short-term investments and overnight repurchase agreements partially offset by interest expense on the Company's debt. Other income was $2.1 million and $1.2 million in the first nine months of 1997 and 1996, representing 1.5% and 2.0% of total revenues, respectively. The increase in the dollar amount of other income was primarily due to interest earned on higher balances of cash, cash equivalents and short-term investments resulting from net proceeds of the initial public offering of the Company's common stock which was completed in May 1996 and a decrease in interest expense due to the repayment of a majority of the Company's debt in June 1996.

  PROVISION FOR INCOME TAXES

     The Company recorded income tax expense of $4.5 million and $2.3 million in the first nine months of 1997 and 1996, respectively. The Company's effective income tax rate was 46.0% in the first nine months of 1997 as compared to 37.2% in the first nine months of 1996. The Company's effective income tax rate was higher in the first nine months of 1997 primarily due to the non-deductibility of certain of the acquisition-related expenses.

     YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

  REVENUES

     Total revenues increased 188.0% to $87.9 million in 1996 from $30.5 million in 1995, and increased 114.9% in 1995 from $14.2 million in 1994. The Company currently derives substantially all of its revenues from Rhythm licenses and related services and maintenance. The Company expects that Rhythm related revenues will continue to account for substantially all of the Company's revenues in the foreseeable future. As a result of the Company's dependence on the continued market acceptance of Rhythm and enhancements thereto, there can be no assurance that total revenues will continue to increase at the rates experienced in prior periods, if at all. See "Risk Factors -- Product Concentration; Dependence on Product Line Expansion."

     SOFTWARE LICENSES. Revenues from software licenses increased 180.0% to $57.5 million in 1996 from $20.5 million in 1995, and increased 108.8% in 1995 from $9.8 million in 1994. Software license revenues constituted 65.4%, 67.2% and 69.2% of total revenues in 1996, 1995 and 1994, respectively.

The significant increases in software license revenues were primarily due to growing market acceptance of the Company's software products, a substantial investment in the Company's infrastructure and continued expansion into new geographic and vertical markets. To date, sales of software licenses have principally been derived from direct sales to customers.

     SERVICES. Revenues from services increased 228.5% to $22.2 million in 1996 from $6.8 million in 1995, and increased 103.0% in 1995 from $3.3 million in 1994. Service revenues constituted 25.3%, 22.2%, and 23.5% of total revenues in 1996, 1995, and 1994, respectively. The significant increases in the dollar amount of service revenues were primarily due to the significant increase in the number of Rhythm licenses sold and a significant investment in the Company's consulting organization as a result of the increased demand for the Company's products. The increases in 1996 were also due to an increase in the use of third party consultants to provide implementation services to the Company's customers which has allowed the Company to more rapidly penetrate international markets.

     MAINTENANCE. Revenues from maintenance increased 153.6% to $8.2 million in 1996 from $3.2 million in 1995, and increased 211.3% in 1995 from $1.0 million in 1994. Maintenance revenues constituted 9.3%, 10.6% and 7.3% of total revenues in 1996, 1995 and 1994, respectively. The significant increases in maintenance revenues were primarily due to the continued increase in the number of Rhythm licenses sold and a high percentage of maintenance agreement renewals.

     CONCENTRATION OF REVENUES. The Company generally derives a significant portion of its software license revenue in each quarter from a small number of relatively large sales. During 1996, one customer accounted for approximately 13% of total revenues. During 1995, this same customer accounted for approximately 11% of total revenues, and one other customer accounted for approximately 10% of total revenues. While the Company believes that the loss of either of these particular customers would not have a material adverse effect upon the Company's business, operating results or financial condition, an inability to consummate one or more substantial license sales in any future period could have a material adverse effect on the Company's operating results for that period.

     INTERNATIONAL REVENUES. The Company recognized $20.6 million, $2.2 million and $1.3 million of international revenues in 1996, 1995 and 1994, representing approximately 23%, 7% and 9% of total revenues, respectively. The Company's international revenues were primarily generated from customers located in Asia, Canada and Europe. In 1996, revenues from customers located in Europe accounted for approximately 13% of total revenues. The significant increase in international revenues in 1996 was primarily due to the international expansion of the Company's sales operations which began in the last quarter of 1995. See "Risk Factors -- International Operations and Currency Fluctuations."

  COSTS AND EXPENSES

     COST OF SOFTWARE LICENSES. Cost of software licenses was $151,000, $135,000 and $95,000 in 1996, 1995 and 1994, representing 0.3%, 0.7% and 1.0% of software license revenues, respectively.

     COST OF SERVICES AND MAINTENANCE. Cost of services and maintenance was $18.6 million, $5.6 million and $2.2 million in 1996, 1995 and 1994, representing 61.3%, 56.1% and 50.3% of total services and maintenance revenues, respectively. The increases in cost of services and maintenance both in dollar amount and as a percentage of total services and maintenance revenues were primarily due to the increase in the number of consultants, product support and training staff and the increased use of third-party consultants to provide implementation services. In addition, consultants were hired during 1995 and 1996 to expand into different geographic and vertical markets and major consulting and support centers were established in Canada, Europe and Japan in 1996.

     SALES AND MARKETING. Sales and marketing expenses were $33.7 million, $9.9 million and $4.4 million in 1996, 1995 and 1994, representing 38.4%, 32.3% and 30.8% of total revenues, respectively. The increases in sales and marketing expenses both in dollar amount and as a percentage of total revenues were primarily due to (i) increased staffing as the Company established new domestic and international sales offices and expanded its existing direct sales force, (ii) increased sales commissions as a result of significantly higher revenues and (iii) increased marketing and promotional activities.

     RESEARCH AND DEVELOPMENT. Research and development expenses were $17.0 million, $5.5 million and $2.5 million in 1996, 1995 and 1994, representing 19.3%, 18.0% and 17.5% of total revenues, respectively. The increases in research and development expenses both in dollar amount and as a percentage of total revenues were primarily due to the hiring of additional research and development personnel and other related costs incurred in connection with expanding the Company's research and development department.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses were $8.7 million, $4.6 million and $1.9 million in 1996, 1995 and 1994, representing 9.9%, 15.2% and 13.6% of total revenues, respectively. The increases in the dollar amount of general and administrative expenses were primarily the result of increased staffing and related costs associated with the growth of the Company's business during these periods. The decrease in general and administrative expenses as a percentage of total revenues in 1996 was primarily due to the substantial increase in total revenues and the Company's ability to leverage its base of resources to support a larger organization. The increase in general and administrative expenses as a percentage of total revenues in 1995 was primarily due to the continued development of its corporate management and related support functions and its move to a larger facility.

  OTHER INCOME (EXPENSE)

     Other income (expense) was $1.8 million, ($117,000) and ($83,000) in 1996, 1995 and 1994, representing 2.1%, (0.4%) and (0.6%) of total revenues, respectively. The increases in other income (expense) both in dollar amount and as a percentage of total revenues in 1996 were primarily due to interest earned on higher balances of cash, cash equivalents and short-term investments resulting from net proceeds of the initial public offering of the Company's common stock which was completed in May 1996 and a decrease in interest expense due to the repayment of a majority of the Company's outstanding debt in June 1996.

  PROVISION FOR INCOME TAXES

     The Company recorded income tax expense of $4.3 million, $1.6 million and $1.3 million in 1996, 1995 and 1994, respectively. The Company's effective income tax rates were 37.2%, 34.1% and 42.7% in 1996, 1995 and 1994, respectively. The Company's effective income tax rate was higher in 1996 than in 1995 due to the non-deductibility of the amortization of deferred compensation expense and higher effective state income tax rates. The Company's effective income tax rate was lower in 1995 than in 1996 and 1994 due to Canadian research and development tax credits and lower effective state income tax rates. The Company's effective income tax rate was higher in 1994 than in 1996 and 1995 due to operating losses incurred by Think for which no income tax benefits were recognized due to Think's status as an S-Corporation.

QUARTERLY FINANCIAL RESULTS

     The following tables set forth unaudited consolidated statement of income data for the seven quarters ended September 30, 1997, as well as such data expressed as a percentage of the Company's total revenues for the periods indicated. This data has been derived from unaudited interim consolidated financial statements that, in the opinion of management, have been prepared on a basis consistent with the Company's audited consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information when read in conjunction with the audited consolidated financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                            QUARTER ENDED
                                               -----------------------------------------------------------------------
                                                                1996                                 1997
                                               ---------------------------------------   -----------------------------
                                               MARCH 31   JUNE 30   SEPT. 30   DEC. 31   MARCH 31   JUNE 30   SEPT. 30
                                               --------   -------   --------   -------   --------   -------   --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
  Software licenses..........................  $11,135    $11,517   $15,847    $19,009   $22,583    $33,290   $36,823
  Services...................................    2,848     4,460      6,034      8,888     9,370    10,605     12,590
  Maintenance................................    1,411     1,825      2,086      2,856     3,812     4,128      5,449
                                               -------    -------   -------    -------   -------    -------   -------
        Total revenues.......................   15,394    17,802     23,967     30,753    35,765    48,023     54,862
                                               -------    -------   -------    -------   -------    -------   -------
Costs and expenses:
  Cost of software licenses..................       15        28         49         59     1,291     1,217         65
  Cost of services and maintenance...........    2,487     4,043      5,402      6,699     8,158     9,838     11,698
  Sales and marketing........................    5,809     7,615      9,222     11,078    13,607    17,005     18,005
  Research and development...................    3,080     3,421      4,721      5,783     7,540    10,438     12,901
  General and administrative.................    1,705     2,125      2,424      2,480     3,478     4,909      5,081
  In-process research and development and
    acquisition costs(1).....................       --        --         --         --        --     5,649         --
                                               -------    -------   -------    -------   -------    -------   -------
        Total costs and expenses.............   13,096    17,232     21,818     26,099    34,074    49,056     47,750
                                               -------    -------   -------    -------   -------    -------   -------
Operating income (loss)(1)...................    2,298       570      2,149      4,654     1,691    (1,033)     7,112
Other income, net............................      133       463        583        626       754       627        684
                                               -------    -------   -------    -------   -------    -------   -------
Income (loss) before income taxes............    2,431     1,033      2,732      5,280     2,445      (406)     7,796
Provision (benefit) for income taxes.........      905       385      1,018      1,966       954       (16)     3,586
                                               -------    -------   -------    -------   -------    -------   -------
Net income (loss)(1).........................  $ 1,526    $  648    $ 1,714    $ 3,314   $ 1,491    $ (390)   $ 4,210
                                               =======    =======   =======    =======   =======    =======   =======
Net income (loss) per share(1)...............  $  0.05    $ 0.02    $  0.06    $  0.10   $  0.04    $(0.01)   $  0.12
Shares used in computing net income (loss)
  per share..................................   29,358    31,807     32,670     33,063    33,452    29,259     34,070

                                                                  AS A PERCENTAGE OF TOTAL REVENUES
                                               -----------------------------------------------------------------------
Revenues:
 Software licenses...........................     72.3%     64.7%      66.1%      61.8%     63.1%     69.3%      67.1%
 Services....................................     18.5      25.0       25.2       28.9      26.2      22.1       23.0
 Maintenance.................................      9.2      10.3        8.7        9.3      10.7       8.6        9.9
                                               -------    -------   -------    -------   -------    -------   -------
       Total revenues........................    100.0     100.0      100.0      100.0     100.0     100.0      100.0
                                               -------    -------   -------    -------   -------    -------   -------
Costs and expenses:
 Cost of software licenses...................      0.1       0.2        0.2        0.2       3.6       2.5        0.1
 Cost of services and maintenance............     16.2      22.7       22.5       21.8      22.8      20.5       21.3
 Sales and marketing.........................     37.7      42.8       38.5       36.0      38.1      35.4       32.8
 Research and development....................     20.0      19.2       19.7       18.8      21.1      21.8       23.5
 General and administrative..................     11.1      11.9       10.1        8.1       9.7      10.2        9.3
 In-process research and development and
   acquisition costs(1)......................       --        --         --         --        --      11.8         --
                                               -------    -------   -------    -------   -------    -------   -------
       Total costs and expenses..............     85.1      96.8       91.0       84.9      95.3     102.2       87.0
                                               -------    -------   -------    -------   -------    -------   -------
Operating income (loss)(1)...................     14.9       3.2        9.0       15.1       4.7      (2.2)      13.0
                                               -------    -------   -------    -------   -------    -------   -------
Net income (loss)(1).........................      9.9%      3.6%       7.2%      10.8%      4.2%     (0.8)%      7.7%
                                               =======    =======   =======    =======   =======    =======   =======

---------------

(1) In the second quarter of 1997, the Company incurred approximately $5.6 million in certain acquisition-related expenses in connection with the business combinations involving Optimax Systems Corporation, Think Systems Corporation and the Operations Planning Group of Computer Sciences Corporation. These costs included, among other things, investment banking, legal and accounting fees and expenses and the write-off of in-process research and development. The acquisition-related expenses resulted in a one-time charge to the Company's operating results.

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, the Company has primarily financed its operations and met its capital expenditure requirements through cash flows from operations, long-term borrowings and sales of equity securities. The Company's operating activities provided cash of $14.8 million for the nine months ended September 30, 1997 as compared to $8.0 million for the nine months ended September 30, 1996. Operating cash flows have increased primarily due to an increase in accrued liabilities and the tax benefit from stock option activity, partially offset by an increase in accounts receivable. Accrued liabilities have increased primarily as a result of increased accrued compensation and related expenses. The tax benefit from stock option activity is primarily the result of disqualifying dispositions of stock acquired under the Company's stock plans.

     Accounts receivable, net of allowance for doubtful accounts, increased to $51.7 million at September 30, 1997 from $33.6 million at December 31, 1996, primarily due to the continued significant increases in revenues. Based upon the nature of the Company's customers and its past collection experience, the Company does not expect to encounter collection difficulties with respect to such accounts that would have a material effect on the Company's financial position or results of operations.

     Average days' sales outstanding was 81 days for the quarter ended September 30, 1997 as compared to 76 days for the year ended December 31, 1996. Average days' sales outstanding can fluctuate for a variety of reasons including the timing and billing of receivables for which the related revenues may not yet be recognizable.

     Cash used in investing activities was $15.6 million for the nine months ended September 30, 1997 as compared to $31.6 million in the nine months ended September 30, 1996. The decrease in cash used in investing activities was primarily due to the initial investment of proceeds from the Company's initial public offering in May 1996. At September 30, 1997, the Company did not have any material commitments for capital expenditures.

     Cash provided by financing activities was $1.3 million for the nine months ended September 30, 1997 as compared to $43.6 million for the nine months ended September 30, 1996. The amounts shown for the nine month period ended September 30, 1996 include the Company's net proceeds from its initial public offering in April 1996 of approximately $43.7 million.

     As of September 30, 1997, the Company had $63.4 million of working capital, including $36.6 million in cash and cash equivalents and $22.9 million in short-term investments as compared to $58.8 million of working capital as of December 31, 1996, including $36.1 million in cash and cash equivalents and $18.0 million in short-term investments.

     The Company may in the future pursue additional acquisitions of businesses, products and technologies, or enter into joint venture arrangements, that could complement or expand the Company's business. Any material acquisition or joint venture could result in a decrease to the Company's working capital depending on the amount, timing and nature of the consideration to be paid.

     The Company has a revolving credit agreement with NationsBank of Texas, N.A. (the "Lender") which expires in June 1998, is unsecured and contains customary restrictive covenants, including covenants requiring the Company to maintain certain financial ratios. The revolving credit agreement is not subject to a borrowing base limitation and the borrowings thereunder bear interest at the Lender's prime lending rate. At September 30, 1997, the Company had no borrowings outstanding under the revolving credit agreement.

     The Company believes that the net proceeds generated by the sale of Common Stock by the Company in the offerings, existing cash and cash equivalent balances, short-term investment balances, available borrowings under the revolving credit agreement and potential cash flow from operations will satisfy the Company's working capital and capital expenditure requirements for at least the next 12 months. However, any material acquisitions of complementary businesses, products or technologies could require the Company to obtain additional equity or debt financing. There can be no assurance that such financing will be available on acceptable terms, if at all.

                                    BUSINESS

     i2 Technologies, Inc. ("i2" or the "Company") is a leading provider of client/server-based decision support software products for supply chain management and related applications. Supply chain management encompasses the planning and scheduling of manufacturing and related logistics, including demand forecasting, raw materials procurement, work-in-process, distribution and transportation across multiple enterprises. i2's client/server software solution, Rhythm, is designed to provide customers with an end-to-end supply chain management solution, enabling customers to model complex, multi-enterprise supply chains to rapidly generate integrated solutions to supply chain challenges such as demand volatility, production bottlenecks, supply interruptions and distribution alternatives. Rhythm utilizes a unique, constraint-based methodology which simultaneously considers a broad range of factors -- from changing revenue forecasts to machine capacities to individual customer commitments -- to optimize all aspects of the supply chain. Rhythm's advanced decision-support capabilities enable companies to make better informed and more timely planning, scheduling and resource allocation decisions in order to improve throughput, operating efficiency, customer satisfaction and return on assets. The Company's software products and services are designed to enable customers to reduce costs, increase market share and enhance their competitive advantage.

INDUSTRY BACKGROUND

     Today's increasingly competitive business environment has forced many companies to increase manufacturing efficiency while improving their flexibility and responsiveness to changing market conditions. In addition to facing higher competitive standards with respect to product quality, variety and price, businesses also recognize the need to shorten lead times, adjust production for frequent changes in customer requirements and quote more accurate and reliable delivery dates. Furthermore, a company's supply chain may span multiple continents, tying suppliers in one part of the world with a plant in another to serve customers in yet a third location. These forces are prompting companies to work closely and collaboratively with a broad range of suppliers and customers to improve efficiencies across multi-enterprise supply chains. The growth of the Internet and intranets is accelerating these changes by providing a ubiquitous, platform-independent communications network. The combination of these forces has created a dynamic, complex and highly interdependent business environment. In response to these evolving market forces, many companies have sought to reengineer their business processes to reduce manufacturing cycle times, shift from mass-production to order-driven manufacturing, increase use of outsourcing and share information with vendors and customers. The implementation of software solutions to manage various elements of the supply chain has become a key component of these reengineering initiatives. The Company believes that companies are increasingly recognizing efficient supply chain management as a critical source of competitive advantage in this rapidly changing business environment.

THE TRADITIONAL APPROACH

     Companies have traditionally applied information technology to supply chain management through Manufacturing Resource Planning ("MRP") systems, which provide limited flexibility to accommodate rapidly changing business conditions and customer requirements. In order to respond to an increasingly competitive business environment and related complex supply chain issues, many companies have adopted Enterprise Resource Planning ("ERP") systems, which integrate MRP solutions with other enterprise management applications such as financial, accounting and human resources. Although ERP systems provide substantial benefits primarily by integrating financial and other controls with multi-plant manufacturing coordination, the supply chain decision support capabilities of many ERP systems remain limited by the planning and scheduling methodologies utilized in their MRP modules. Various ERP vendors are mitigating these limitations by internally developing, or by acquiring or partnering with independent developers of, advanced planning and scheduling software.

     Some of the significant limitations of traditional MRP systems and the MRP modules of ERP systems are as follows:

          LIMITED DECISION SUPPORT. Traditional solutions collect and report large amounts of transactional data, rather than provide sophisticated analysis of relevant information to support critical business decisions in real-time. While these solutions help customers unify disparate information resources within the enterprise and contribute to business process reengineering efforts, the Company believes that they are not well-suited to enable customers to make rapid, highly complex business decisions.

          LIMITED REPRESENTATION OF SUPPLY CHAIN. The Company believes that traditional solutions lack the flexibility and functionality needed to create a highly accurate model of the supply chain because they often employ fixed assumptions regarding critical operating constraints such as available production capacity and supplier lead times. Since this approach cannot adequately capture complex real-world constraints and interdependencies, it may result in the development of infeasible or suboptimal plans. In addition, traditional solutions calculate plans and schedules for individual, local segments of the production and supply process, without considering the consequences to the entire process. For example, an increase in customer demand might result in the purchase of additional raw materials without determining whether manufacturing capacity is available to process those materials. This approach incorrectly assumes that optimizing production for an individual step within the production process will lead to an optimal result for the manufacturing operation or supply chain as a whole.

          SEQUENTIAL PLANNING. Traditional planning methodologies model the supply chain as a sequence of discrete steps. For example, traditional solutions begin by developing a demand forecast from which a distribution plan is developed to determine the distribution center, warehouse, or factory source which will be used to manufacture/distribute the products without regard to transportation or manufacturing constraints. A transportation plan is then generated to determine the optimal transportation methods to be used to ship the products without addressing the constraints of the remaining parts of the supply chain. A master production schedule is then generated which is used to develop a materials requirement plan, which in turn is used to arrive at a capacity requirements plan. Because the process does not address all constraints simultaneously, the initial planning cycle is rarely feasible or optimal. Moreover, as resources become constrained, sequential planning requires that the entire supply chain model be completely regenerated from the beginning to identify and resolve conflicts. As a result, the planning process often requires numerous manual iterations to develop a feasible solution. Once an initial plan has been developed, the time-consuming nature of sequential planning limits a manager's ability to rapidly evaluate subsequent changes, such as material shortages and revisions in customer orders. Accordingly, a manager's ability to respond to changes and to effect corrective action may be delayed.

          LIMITED INTEGRATION AND FUNCTIONALITY. Traditional solutions may provide selected supply chain planning modules, but generally do not provide integrated functionality across the entire supply chain, including demand forecasting, manufacturing planning, plant scheduling, distribution and transportation. For example, several ERP vendors have acquired planning products which address specific supply chain challenges, but fail to provide global visibility and optimization across the entire supply chain. In addition, traditional solutions often offer only limited functionality within these areas. For example, MRP and ERP systems often provide limited "available-to-promise" functionality, which simply processes orders on a "first-come, first-served" basis, without considering other constraints or business objectives. Furthermore, traditional solutions typically assume complete independence of supply and demand. Often, however, the overabundance or scarcity of a certain product can directly or indirectly impact demand for that product and related products. Complex interrelationships and interdependencies are not adequately accounted for in traditional planning methodologies, leading to potentially inaccurate conclusions and recommendations.

          LENGTHY IMPLEMENTATION CYCLES. Due to the broad scope, complexity and associated re-engineering requirements of ERP systems, many companies have found the implementation of such systems to be costly and time consuming. Such factors often delay or limit the realization of benefits associated with the implementation of ERP systems.

THE i2 SOLUTION

     i2 is a leading provider of client/server-based decision support software products for supply chain management and related applications. The Company's Rhythm products enable businesses to plan and schedule the principal elements of the supply chain by simultaneously considering internal constraints, such as manufacturing facility capacities, human resource availability, alternate cost strategies and distribution requirements, and external constraints, such as supplier lead times and customer requirements. Rhythm utilizes object-oriented technology to model specific characteristics of a customer's operations, and focuses primarily on supply chain management functions such as raw materials procurement, capacity planning, distribution requirements and due date scheduling. Rhythm also incorporates an advanced forecasting module which provides the ability to view and manipulate multi-dimensional data and analyze the causal relationships between customer demand and internal and external events.

     Rhythm is designed to help businesses increase throughput, reduce inventory, decrease cycle times, improve customer delivery date performance and, consequently, enhance return on assets. The Company's software products are also designed to enable customers to reduce costs, increase market share and enhance their competitive advantage. i2's approach to customer relationships is centered on the identification of potential savings and the creation of value for customers. As part of this dedication to providing value for customers, i2 has established a goal of generating more than $50 billion in total value for its customers by the year 2005 through growth and savings. Although Rhythm is usually deployed as a stand-alone alternative to MRP products, Rhythm is often implemented in conjunction with, or as a complement to, existing MRP and ERP solutions. Rhythm's data structures, methodologies and application logic differentiate it from existing solutions in the following ways:

          DECISION SUPPORT. Rhythm's memory-resident, object-oriented design allows for very rapid analysis and response to planning and scheduling issues. Rhythm identifies production and scheduling problems as circumstances change, proposes optimal solutions and allows for automatic or manual corrective action. i2's software also allows managers to perform real-time simulations which gauge the impact of potential local actions on the supply chain. The Company believes that this decision support functionality enables customers to better manage complex supply chain issues in an effort to reduce costs, maximize throughput and improve return on assets.

          ACCURATE REPRESENTATION OF SUPPLY CHAIN. Rhythm is designed to incorporate a broad range of specific, real-world constraints and thereby enhance the accuracy of the supply chain model and improve its decision-making utility. Rhythm distinguishes between hard constraints, those which are not subject to change or flexibility (e.g., a machine's maximum rated production capacity), and soft constraints, those which may be altered in order to arrive at an optimal solution (e.g., preferred sources for materials). Rhythm's incorporation of object-oriented data structures represents a significant advance in the creation of complex supply chain models.

          CONCURRENT PLANNING. In contrast to sequential planning, concurrent planning views all the steps in the manufacturing process simultaneously. Upon identification of a planning or scheduling change, Rhythm immediately propagates the effect of the change upstream and downstream, from the point of origin, throughout the supply chain model to derive a revised, optimal solution. For example, an unforeseen loss of production capacity would automatically signal for a reduction in raw material procurement as well as the potential rescheduling of customer delivery dates. Because Rhythm presents an integrated model of the supply chain, from demand forecasting to raw material procurement, work-in-process, distribution and transportation to customer delivery, it is able to provide solutions which optimize the efficiency of the supply chain as a whole rather than summing a series of local optimizations.

          GLOBAL INTEGRATION AND ADVANCED FUNCTIONALITY. Rhythm provides customers with a fully integrated, end-to-end supply chain management solution, from demand forecasting to manufacturing planning, plant scheduling, distribution and transportation. This enables customers to address a broad range of supply chain issues and to gain visibility across their entire supply chains to identify, evaluate and address these issues rapidly and effectively. Additionally, Rhythm analyzes complex supply/demand interrelationships in order to more accurately represent real-world supply chain mechanics. Rhythm's architecture is designed to enable easy integration with a broad range of transactional, legacy and other decision support software programs, enabling customers to leverage their investments in these systems. Rhythm also provides advanced functionality for its customers across the supply chain. For example, Rhythm's available-to-promise functionality allows customers to commit to requested delivery dates based on a global view of materials, capacity and related business constraints, while considering a broad range of pre-defined user business objectives such as maximizing sales to higher profit margin customers rather than assimilating them on a "first-come, first-served" basis. In addition, the Company's multi-dimensional demand forecasting module allows users to forecast, plan and influence demand by evaluating more than 30 potential internal and external causal relationships.

          EASE OF IMPLEMENTATION. Rhythm is designed as a broadly applicable software solution which is rapidly adaptable for customers in a range of industries. In addition, Rhythm is designed to integrate easily with many existing client/server and legacy MRP and ERP systems. As a result, functional implementation at a single site can generally be completed within three to four months depending on the scope and complexity of the installation project. The Company's goal is for the customer to realize a significant return on its investment within a year of licensing.

                       SEQUENTIAL VS. CONCURRENT PLANNING

     The following diagrams illustrate certain differences between traditional, sequential planning and Rhythm's concurrent, constraint-based planning methodologies:

                                                                RHYTHM'S CONCURRENT,
             TRADITIONAL SEQUENTIAL                               CONSTRAINT-BASED
                    PLANNING                                          PLANNING
          ---------------------------                       ---------------------------
[Illustration of linear flowchart, depicting      [Illustration of non-linear flowchart, depicting
traditional solutions' sequential planning           Rhythm's concurrent planning methodology.]
methodology.]                                         Rhythm's concurrent planning methodology
Traditional planning methodologies model the         simultaneously considers critical business
supply chain as a sequence of discrete steps. As   constraints, and rapidly generates an optimal
resource constraints are identified, the entire                        plan.
supply chain must be completely regenerated to
identify and resolve conflicts.

STRATEGY

     The Company's objectives are to maintain its leadership position in decision-support supply chain management software, help create significant value for its customers and continue to increase its market share of the supply chain management market. The Company's strategy for achieving these objectives is as follows:

  EXPAND PRODUCT OFFERINGS

     i2 believes that it has gained significant experience in supply chain management methodologies through its work with its existing customer base. The Company intends to continue to leverage this experience, together with its expertise in advanced software technology, to expand the scope of its supply chain management software to more fully address certain components of the supply chain. For example, the Company is currently developing additional functionality for Rhythm in the areas of transportation logistics. The Company is also focusing on selected vertical markets such as Metals, Automotive, Consumer Packaged Goods and other industries. Although the Rhythm software is standard across all industries, the Company is forming groups to identify and understand the needs of particular industries. The Company is leveraging the highly flexible nature of Rhythm to develop a series of pre-configured user interfaces tailored to address the requirements of such specific industries.

  INVEST AGGRESSIVELY TO BUILD MARKET SHARE

     The Company has made and continues to make substantial investments to expand its sales and marketing, research and development, consulting and administrative infrastructure. i2 believes that such investments are necessary to increase its market share and to capitalize on the growth opportunities in the supply chain management software market.

  INTEROPERATE WITH A BROAD RANGE OF SOFTWARE PLATFORMS AND APPLICATIONS

     The Company believes that most larger companies operate in heterogenous computing environments, with diverse data repositories and transaction and legacy systems. Therefore, the Company's software must be able to interact and interoperate with a broad range of software platforms and products in order to successfully manage complex, multi-enterprise supply chains. The Company's strategy is to establish and maintain cooperative relationships with a broad range of hardware and software vendors while maintaining platform-neutral architecture. In addition, the Company strives to balance its relationships with platform vendors to avoid becoming too closely aligned with any individual vendor.

  FOCUS ON DEVELOPING COLLABORATIVE, MULTI-ENTERPRISE SOLUTIONS

     The Company has recently announced efforts to develop a Global Decision Support Architecture. This architecture is being designed to enable Rhythm to easily access data from a broad range of customer data repositories, enable smoother communications and data translations between Rhythm and disparate enterprise software systems, provide a multi-dimensional, uniform user interface and enable a greater level of collaborative planning across the supply chain. i2 believes that, over time, application integration and collaborative, multi-enterprise planning will be critical to enable customers to derive significant additional value from supply chain management.

  BUILD STRATEGIC ALLIANCES AND BROADEN DISTRIBUTION CHANNELS

     The Company intends to expand and seek additional strategic relationships with MRP and ERP vendors to integrate Rhythm with their software products to create joint-marketing opportunities. In addition, the Company intends to augment its sales efforts by establishing and expanding relationships with other complementary business application software vendors and systems consulting and integration firms. The Company is leveraging third-party implementation services with large, international consulting firms such as Andersen Consulting, Deloitte & Touche and KPMG Peat Marwick to enable it to more rapidly penetrate its target market. In addition, the Company has established direct sales offices in international markets and intends to continue to expand its United States and international sales forces.

  ACQUIRE COMPLEMENTARY BUSINESSES, PRODUCTS AND TECHNOLOGIES

     The Company believes that selective acquisitions will provide the opportunity to broaden its product offerings and provide more comprehensive decision support and supply chain management solutions. For example, the Company's acquisition in May 1997 of Think Systems Corporation and Optimax Systems Corporation significantly extended its capabilities in demand planning and manufacturing scheduling. The Company may in the future pursue additional acquisitions of businesses, products and technologies, or enter into joint venture arrangements, which complement or expand its business.

PRODUCTS

     Rhythm operates as a flexible, integrated supply chain management solution and is available in single-site and multi-site configurations. Rhythm is currently composed of the following modules and extensions:

  MODULES

     SUPPLY CHAIN PLANNER(TM). Supply Chain Planner ("SCP") is the base product required for all Rhythm applications. It coordinates and optimizes all planning and scheduling scenarios and holds the object framework. SCP contains the logic common to all Rhythm modules and extensions and provides the means to control them concurrently.

     DEMAND PLANNER(TM). Demand Planner is used to forecast customer demand. It uses many statistical techniques and multiple forecast approaches to anticipate changes in demand, including changes as a result of promotions, advertising campaigns, pricing policies or market perceptions.

     FACTORY PLANNER(TM). Factory Planner ("FP") is designed to perform single-site planning. FP manages complex manufacturing operations involving large numbers of resources and operational steps, and is engineered to solve common factory planning problems such as managing complex bills of materials and alternate routings. Through FP, users can input their manufacturing forecast, desired levels of finished goods, back-orders and other demands or constraints, set tolerances for changes in the levels of the manufacturing forecast and set target inventory levels. Through an interactive user interface, FP allows the user to reallocate materials, change quantities, expedite purchases, move quantities and perform "what if" simulations under modified constraints to produce a master production schedule.

     MASTER PLANNER(TM). Master Planner ("MP") integrates two or more Factory Planner modules implemented at multiple sites. MP controls and enables multi-site scheduling, sourcing, allocation and forecasting. MP facilitates the development of an optimal solution for multi-site installations.

     ADVANCED SCHEDULER(TM). Advanced Scheduler ("AS") provides additional scheduling functionality for plans produced by Factory Planner or Master Planner. AS outputs a detailed schedule and sequencing plan which considers set-up times, material availability and other user-defined constraints. AS' planning algorithms include constraint-based routines to recommend sequencing of work loads to optimize the user's key resources.

     SEQUENCER(TM). Sequencer is used to schedule assembly lines and other sequential production facilities. Sequencer utilizes genetic algorithms to optimize the sequence of orders through manufacturing operations to increase throughput, balance workloads and achieve other optimization goals.

     DISTRIBUTION PLANNER(TM). Distribution Planner ("DP") integrates manufacturing and distribution planning and scheduling. DP enables implementation of automated allocation, sourcing and transportation solutions and provides planners with the ability to manipulate distribution requirements to achieve strategic customer service goals.

     TRANSPORTATION PLANNER(TM). Transportation Planner ("TP") determines the most feasible plan of utilizing transportation resources to move inventory from one location in the supply chain to another. TP allows users to consolidate orders or shipments into loads, select the appropriate mode and carrier, as well as schedule and route the loads in order to determine the most efficient method of shipping inventory. TP is currently provided by a third party software provider.

  EXTENSIONS

     AVAILABLE-TO-PROMISE(TM). Available-to-Promise ("ATP") automatically determines the quantity of goods deliverable by a requested date, as well as the date upon which a complete order may be delivered based upon materials, capacity, distribution capability, customer allocations, supplier allocations and related business constraints. ATP is used to quote delivery dates to customers on a real-time basis.

     STRATEGY-DRIVEN PLANNER(TM). Strategy-Driven Planner ("SDP") allows users to specify business rules on how Rhythm will resolve problems found within the supply chain. SDP incorporates "trade-off" logic which takes into account the users' preferences regarding operational, financial and other measures.

     RHYTHMLINK(TM). RhythmLink facilitates communication and data exchange between Rhythm and other applications such as databases, report writers and ERP solutions by using industry accepted standard technologies and interfaces. RhythmLink is designed to enable companies to rapidly integrate and implement the Rhythm products with its existing information resources.

     All of the Company's products are currently available in English and many of the products are available in German, French, Japanese and Spanish.

     During the last twelve months, the sales prices for Rhythm software packages, other than for two significant large sales, generally ranged from approximately $150,000 to approximately $5.5 million. The price for an individual Rhythm product package is determined based upon a number of factors, including the Rhythm modules and extensions purchased, the number of servers, users and sites in the customer's system, as well as the complexity of the customer's supply chain.

     Rhythm is a client/server solution which can operate on hardware platforms from Digital Equipment, Hewlett-Packard, IBM and Sun Microsystems and operating systems from Sun Microsystems and Microsoft, and can access data from most widely used SQL databases, including Informix, Oracle and Sybase. Rhythm is written in C++ language and utilizes a fully object-oriented data structure for representing operations, resources and constraints in supply chains. Once a model is defined, the entire representation is loaded into random access memory ("RAM"). A typical supply chain model implemented in the Company's system may occupy as much as two gigabytes of RAM. The Company believes that the combination of its object-oriented and memory-resident technologies permit Rhythm to achieve accuracy and speed advantages over traditional planning and scheduling solutions.

PRODUCT DEVELOPMENT

     The Company originally introduced its Rhythm software in 1992 and has subsequently released a number of product enhancements as well as acquired significant products. The Company has adopted a strategy of periodically reinventing its products in order to meet its customers' needs, and strives to ensure that each new generation of Rhythm is compatible with previous releases. On-going product development efforts are focused on broadening the functionality of Rhythm to more fully address certain areas of supply chain management, including transportation logistics. The Company also licenses certain third party software including an advanced transportation module.

     In October 1997, the Company announced several products in various stages of development, each of which is designed for multi-enterprise supply chain collaboration. Within this broader line of products under development, the Company plans to release a decision support architecture that will enable customers to implement comprehensive planning and decision support solutions that exchange information in diverse environments regardless of data structures and platforms employed. The Company also plans to release a product which will provide a single graphical model of an organization's entire supply chain and present a real-time view of the performance of individual elements of the supply chain as well as the supply chain as a whole. There can be no assurance that the Company will be successful in developing these or any other new products, that the Company will not experience difficulties that could delay or prevent successful development, introduction and sales of these products, or that its new products and enhancements will adequately meet the requirements of the marketplace and achieve market acceptance.

     Rhythm products have been developed by the Company's internal developmental staff through small project teams focused on independent components of the software under development. The Company maintains product release planning procedures to ensure integration, testing and version control among the different project development teams. The Company operates its research and development department in a "technology neutral" environment which makes it possible to operate within industry standards and yet be independent of particular database formats, hardware platforms, network protocols and interfaces. The Company maintains significant development centers in Bangalore and Mumbai, India; Cambridge, Massachusetts; Dallas, Texas; Parsippany, New Jersey; and Toronto, Ontario.

     Research and development expenses have increased significantly in recent periods as the Company has continued to focus on development of new and enhanced products. Research and development expenses were $2.5 million, $5.5 million, $17.0 million and $30.9 million in 1994, 1995, 1996 and the first nine months of 1997, representing 17.5%, 18.0%, 19.3% and 22.3% of total revenues, respectively.

CUSTOMER CASE STUDIES

     The following case studies illustrate the selection, use and proposed implementation of Rhythm software by certain of the Company's customers. There can be no assurance that new or existing customers will achieve any of the benefits described below.

  TIMKEN

     The Timken Company's Steel Business ("Timken"), one of i2's earliest major customers, manufactures specialty alloy steel bars and seamless tubing for industrial users including the automotive industry and oil rig manufacturers.

     CHALLENGE. Timken's typical finished product may go through as many as 15 to 25 sequential operations. Timken's objective was to process smaller orders faster and more economically in order to more effectively compete in the specialty steel marketplace. However, the company's raw material is usually melted at high tonnages to achieve economies of scale, and is then forced through production, often resulting in excess inventory in material queues. Timken's challenge was to create a smooth flow for the up to 10,000 orders that work their way through Timken's four plants at any one time.

     RESULT. Timken reports that, since implementing Rhythm, manufacturing cycle time has been cut by up to 40 percent, inventories have been reduced by approximately 15 percent, and manufacturing throughput increased to record levels. Based on this successful deployment in its Steel Business, The Timken Company purchased a worldwide license for Rhythm in 1996 and plans to deploy the software in all of its steel and bearing facilities.

  HERMAN MILLER

     Herman Miller Inc. ("Herman Miller") is a large office systems manufacturer.

     CHALLENGE. Herman Miller produces a broad range of office systems -- from panel and office wall systems to desks, chairs and accessories. The company estimates that approximately 80 percent of its business is project-based, requiring coordination of the company's diverse operating units to produce and ship systems to customers' specifications. For example, walls and partitions are produced in the Systems plant; desks and hanging components in the Work Surfaces plant; chairs in the Seating plant;

and metal file cabinets in the Storage plant. Prior to installing Rhythm, Herman Miller's lead times averaged five to six weeks, with approximately 80 percent of customer orders shipped on time.

     RESULT. Since implementing Rhythm, Herman Miller reports that its lead time has been reduced to four weeks -- with some product lines shipping in as little as one week -- and approximately 95 percent on time. Rhythm also helps the company to reduce its reliance on distribution centers. Because the entire production process is planned simultaneously, the components of an order may be shipped to the customer directly from the plant, in the sequence they are needed. For example, a customer would receive panel systems and partitions, then furniture, then accessories, according to their specifications, directly from the plants. The company currently directly ships approximately 40 percent of its orders and expects that number to rise to approximately 70 percent within two years.

CUSTOMER SERVICE AND SUPPORT

     The Company believes that providing a high level of customer service and technical support is necessary to achieve rapid product implementation which, in turn, is essential to customer satisfaction and continued license sales and revenue growth. During 1996 and 1997, the Company expanded its service and support centers geographically and now has major support centers in Australia, Belgium, Canada, Japan and across the United States. The Company also has established support centers in Denmark, Germany, Mexico and Singapore. Accordingly, the Company is committed to continue recruiting and maintaining a high-quality technical support team. The Company's customer service and support activities consist of the following:

  TRAINING

     The Company offers an intensive education and training program for its customers and its third-party implementation providers. Classes are offered at in-house facilities at certain of the Company's offices and at customer locations. These classes focus on supply chain management principles as well as the implementation and use of Rhythm products.

  CONSULTING

     The Company offers its customers on-site consulting services aimed at assisting in the implementation of Rhythm and integration with the customers' existing systems. The Company receives hourly fees for these services. These consulting services are concentrated on making implementation cost-effective for customers by enabling them to independently perform as many of the integration tasks as possible. The Company also leverages the use of third-party consulting firms to more rapidly penetrate its target market.

  MAINTENANCE AND PRODUCT UPDATES

     The Company provides ongoing product support services under its license agreements. Maintenance contracts are typically sold to customers for a one-year term at the time of the initial Rhythm license and may be renewed for additional periods. Under its maintenance agreements with its customers, the Company provides, without additional charge, product updates and releases of new versions to Rhythm products previously purchased by the customer. Customers that do not renew their maintenance agreements but wish to obtain product updates and new version releases are generally required to purchase such items from the Company at market prices. Ongoing support and maintenance services are provided on up to a seven-day week, 24-hour day basis.

SALES AND MARKETING

     The Company markets its software and services primarily through its direct sales organization augmented by other sales channels, including business application software vendors and systems consulting and integration firms. At September 30, 1997, the Company conducted sales and other activities through several offices in the United States and additional offices in Australia, Belgium, Brazil,

Canada, Denmark, France, Germany, Japan, Korea, Singapore and the United Kingdom. The Company's direct sales organization consists of regionally based sales representatives and sales engineers supported by personnel with experience in the aerospace, apparel, automotive, consumer products, furniture, high-tech, industrial, metals, paper, pharmaceuticals, process, retail and textiles industries.


     The Company currently has joint-marketing agreements with a number of business application software vendors, including SAP, SSA and Marcam, and several systems consulting and integration firms. These joint-marketing agreements generally provide the vendors with non-exclusive rights to market Rhythm products and access to marketing materials and product training. Furthermore, the vendors receive a specified commission for license revenues generated by the vendor during the term of the agreement, which commissions vary from zero to 40% of the sales price of the license. In addition, the Company and Oracle recently entered into a development and distribution agreement pursuant to which the parties will jointly develop an enhanced interface between Rhythm and Oracle's enterprise resource planning solutions. Under this agreement, the Company also granted to Oracle a non-exclusive right to sublicense i2's Rhythm products to end users as standard Oracle applications. By using these indirect sales channels, the Company is seeking to capitalize on the installed base of other software vendors and obtain favorable product recommendations from systems consulting and integration firms, thereby increasing Rhythm's market coverage. There can be no assurance that any of these joint-marketing and development agreements will be beneficial to the Company or that such relationships will be sustained. See "Risk Factors -- Risks Associated with Strategic Relationships."


CUSTOMERS

     As of September 30, 1997, the Company had licensed Rhythm products to approximately 200 customers. The following is a list of certain companies that have licensed more than $750,000 of Rhythm products since December 31, 1994:

CONSUMER ELECTRONICS/ HIGH TECHNOLOGY
American Microsystems
AST Research
AVEX Electronics
Compaq Computer
Dell Computer
Digital Equipment
Fujitsu
Hewlett-Packard
IBM
Komag
Lucent Technologies
Motorola
Philips Semiconductors
SGS Thomson Microelectronics
Siemens Semiconductors
Texas Instruments
Toshiba

METALS
Altos Hornos Mexico
Bethlehem Steel
Broken Hill Proprietary
Iscor Limited
Mannesmann
Timken
US Steel
Wheeling Pittsburgh

PAPER
CSS Industries
Fletcher Challenge
Sonoco

MEDICAL/PHARMACEUTICAL
Abbott Laboratories
Bristol-Myers Squibb
Johnson & Johnson Medical
Rhone Poulenc Rorer
US Surgical

CONSUMER PACKAGED GOODS
3M
British American Tobacco
Consumer Packaging
E&J Gallo Winery
EMI Compact Disk

OTHER
Baker Hughes INTEQ
Ford Motor Company
GE Capital
Haworth
Herman Miller
Newport News Shipbuilding
Occidental Chemical
Sara Lee Knit Products
VF Services

     The Company provides its software products to customers under non-exclusive, non-transferable license agreements. As is customary in the software industry, in order to protect its intellectual property rights, the Company does not sell or transfer title to its products to its customers. Under the Company's current standard form of license agreement, licensed software may be used solely for the customer's internal operations.

COMPETITION

     The markets in which the Company operates are highly competitive. The Company's competitors are diverse and offer a variety of solutions directed at various segments of the supply chain as well as the enterprise as a whole. Competitors include: (i) enterprise resource application software vendors such as SAP, PeopleSoft, Inc., Oracle and Baan, each of which currently offers sophisticated ERP solutions that may incorporate supply chain management modules or advanced planning and scheduling software; (ii) other supplies of advanced planning and scheduling software including Manugistics Group, Inc.; (iii) other business application software vendors who may broaden their product offerings by internally developing, or by acquiring or partnering with independent developers of, advanced planning and scheduling software; (iv) internal development efforts by corporate information technology departments; and (v) companies offering standardized or customized products for mainframe and/or mid-range computer systems.

     In connection with specific customer solicitations, a number of ERP vendors have from time to time jointly marketed the Company's products as a complement to their own systems. The Company believes that as its market share increases, and as the ranges of products offered by the Company and these ERP vendors expand and increasingly overlap, relationships which were cooperative in the past will become more competitive, thereby increasing the overall level of competition the Company faces. Specifically, the Company and SAP recently terminated a license and distribution agreement, and SAP has announced its intention to develop a suite of advanced planning and scheduling products which are expected to be directly competitive with Rhythm. The Company believes that additional ERP vendors are focusing significant resources on increasing the functionality of their own planning and scheduling modules, and at least two ERP vendors have recently acquired independent developers of advanced planning and scheduling software which compete with Rhythm.

     Many of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition, a broader range of products to offer and a larger installed base of customers than the Company, each of which could provide them with a significant competitive advantage over the Company. In addition, the Company expects to experience increasing price competition as the Company and its competitors compete for market share. There can be no assurance that the Company will be able to compete successfully with existing or new competitors or that competition will to have a material adverse effect on the Company's business, operating results and financial condition.

PROPRIETARY RIGHTS AND LICENSES

     The Company relies primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary rights. In addition, the Company generally licenses Rhythm products to end users in object code (machine-readable) format, and the Company's license agreements generally allow the use of Rhythm products solely by the customer for internal purposes without the right to sublicense or transfer the Rhythm products. However, the Company believes that the foregoing measures afford only limited protection. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exist, software piracy can be expected to be a problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as the laws of the United States. Furthermore, there can be no assurance that the Company's competitors will not independently develop technology similar to that of the Company. The Company may increasingly be subject to claims of intellectual property infringement as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Although the Company is not aware that any of its products infringes upon the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by the Company with respect to current or future products. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition.

     The Company has in the past and may in the future resell certain software which it licenses from third parties. There can be no assurance that these third-party software licenses will continue to be available to the Company on commercially reasonable terms. The loss of or inability to maintain or obtain any of these software licenses could result in delays or reductions in product shipments until equivalent software could be identified, licensed and integrated, which could adversely affect the Company's business, operating results and financial condition.

EMPLOYEES

     As of September 30, 1997, the Company had 956 full-time employees, including 393 primarily engaged in research and development activities and 246 engaged in sales and marketing activities. The Company's future success depends in significant part upon the continued service of its key technical and senior management personnel and its continuing ability to attract and retain highly qualified technical and managerial personnel. Competition for such personnel is intense and there can be no assurance that the Company can retain its key managerial and technical employees or that it can attract, assimilate or retain other highly qualified technical and managerial personnel in the future. None of the Company's employees are represented by collective bargaining units and the Company has never experienced a work stoppage. The Company believes that its employee relations are good.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below is certain information concerning the directors and executive officers of the Company as of September 30, 1997.

             NAME                AGE                       POSITIONS
             ----                ---                       ---------
Sanjiv S. Sidhu................  40    Chairman of the Board and Chief Executive Officer
Kanna (Ken) N. Sharma..........  57    Vice Chairman of the Board, Executive Vice
                                         President and Secretary
Sandeep (Sandy) R. Tungare.....  40    Director and President, Demand Management
Gregory A. Brady...............  37    President, Worldwide Operations
David F. Cary..................  42    Vice President and Chief Financial Officer
Harvey B. Cash.................  59    Director
Thomas J. Meredith.............  47    Director

     Mr. Sidhu founded the Company in 1988 and has served as its Chairman of the Board since its incorporation in 1989. Mr. Sidhu has served as the Company's Chief Executive Officer since December 1994, and previously served in various other executive capacities with the Company. Before founding the Company, Mr. Sidhu held various positions with Texas Instruments Incorporated ("Texas Instruments"), a publicly held electronics manufacturer, most recently as a member of the technical staff of Texas Instruments' Artificial Intelligence Laboratory. Mr. Sidhu holds a B.S. in chemical engineering from Osmania University and a M.S. in chemical engineering from Oklahoma State University.

     Mr. Sharma joined the Company in July 1990. Since June 1995, Mr. Sharma has served as the Company's Vice Chairman of the Board, Executive Vice President and Secretary and previously served in a variety of senior management positions with the Company. Before joining the Company, Mr. Sharma served as Vice President and co-founder of Business Technology Management, Inc., a management consulting company for manufacturing companies, from July 1987 to July 1990; Executive Vice President of Operations at Creative Output, Inc., a supplier of planning and scheduling software, from March 1982 to July 1987; and in various positions with Texas Instruments from November 1966 to February 1982, most recently as Department Manager of Information Systems and Services. Mr. Sharma holds a B.S. in electrical engineering from the Benares Hindu University Institute of Technology.

     Mr. Tungare joined the Company in May 1997 as President, Demand Management following the merger of the Company and Think Systems Corporation. Mr. Tungare founded Think in 1986 and served as its President and Chief Executive Officer until it was acquired by the Company in May 1997. Mr. Tungare was appointed to the Company's Board of Directors in May 1997 in connection with the Think acquisition. Mr. Tungare holds a B.S. in science from Bombay University and an M.B.A. from Rutgers University.

     Mr. Brady joined the Company in December 1994 as President, Field Operations, and became President, Worldwide Operations, in September 1996. From 1988 until joining the Company, Mr. Brady held a variety of positions with Oracle Corporation, an enterprise application software vendor, most recently serving as Vice President of Worldwide Applications. Mr. Brady holds a B.S. in business from the University of Indiana.

     Mr. Cary joined the Company in July 1992 and has served as its Vice President and Chief Financial Officer since April 1994. Mr. Cary served in various other capacities with the Company between July 1992 and April 1994. Before joining the Company, Mr. Cary was an Accounting System Controller for ComputerLand Texas, a distributor of computer equipment, from December 1991 to June 1992. Mr. Cary is a Certified Public Accountant and holds a B.S. in accounting from San Francisco State University and an M.B.A. from Southern Methodist University.

     Mr. Cash has served as a director of the Company since January 1996. Mr. Cash has served as a general or limited partner of various venture capital companies affiliated with InterWest Partners, a venture capital firm, since 1985. Mr. Cash is Chairman of the Board of Cyrix Corporation, a publicly held microprocessor company, and currently serves on the board of directors of the following public companies: ProNet, Inc., a manufacturer of paging devices; Aurora Electronics, Inc., a distributor of recycled integrated circuit boards and computer components; BenchMarq Microelectronics, Inc., a developer of chips and chipsets for portable electronic devices; AMX Corporation, a manufacturer of remote control systems; Ciena Corporation, a manufacturer of systems for long distance fiberoptic networks; and Liberte Investors Inc. In addition, Mr. Cash is a director of several privately held companies. Mr. Cash holds a B.S. in electrical engineering from Texas A&M University and an M.B.A. from Western Michigan University.

     Mr. Meredith has served as a director of the Company since July 1996. Mr. Meredith has served as the Senior Vice President and Chief Financial Officer for Dell Computer Corporation ("Dell") since November 1992. From 1990 until joining Dell, Mr. Meredith was Vice President and Treasurer of Sun Microsystems, Inc. Prior thereto, he was co-founder and general manager of Amdahl Capital Corporation, a captive financing company for Amdahl Corporation, a mainframe computer manufacturer. Mr. Meredith holds a B.S. in political science from St. Francis College, a J.D. from Duquesne University of Law and an L.L.M. in taxation from Georgetown University.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of September 30, 1997, and as adjusted to reflect the sale of shares offered hereby, by (i) each person who is known by the Company to own beneficially more than five percent of the Common Stock, (ii) each of the Company's directors and executive officers, (iii) all current executive officers and directors as a group, and (iv) each of the other Selling Stockholders.

                                              NUMBER OF                             NUMBER OF
                                             SHARES OWNED                          SHARES TO BE
                                              BEFORE THE                           OWNED AFTER
                                             OFFERINGS(1)        NUMBER OF     THE OFFERINGS(1)(2)
                                         --------------------   SHARES BEING   --------------------
                 NAME                      NUMBER     PERCENT     OFFERED        NUMBER     PERCENT
                 ----                    ----------   -------   ------------   ----------   -------
Sanjiv S. Sidhu(3).....................  16,000,000    53.4%        910,000    15,090,000    46.5%
Sidhu-Singh Family Investments,
  Ltd. ................................   3,400,000    11.4               0     3,400,000    10.5
Kanna (Ken) N. Sharma(4)...............   3,172,000    10.6       1,000,000     2,172,000     6.7
The K-B Sharma Limited Partnership.....   1,700,000     5.7         828,000       872,000     2.7
Sandeep (Sandy) R. Tungare(5)(6).......   1,111,716     3.7         200,000       911,716     2.8
Gregory A. Brady(7)....................     460,793     1.5         125,000       335,793     1.0
David F. Cary(8).......................     152,818       *               0       152,818       *
Harvey B. Cash(9)......................      20,000       *               0        20,000       *
Thomas J. Meredith(10).................      10,750       *               0        10,750       *
All directors and executive officers as
  a group (seven persons)(11)..........  20,928,077    69.8       2,235,000    18,693,077    57.5
Other Selling Stockholders:
  Vidhya Tungare(6)....................     541,317     1.8         100,000       441,317     1.4
  Ravi B. Reddy(6)(12).................     570,399     1.9         100,000       470,399     1.4
  Pratibha Reddy(6)....................     541,317     1.8         100,000       441,317     1.4
  InSight Venture Partners II,
     L.P.(6)...........................     225,821       *          65,000       160,821       *
  The Bianca D. Sharma Charitable
     Remainder Trust One...............      22,000       *          22,000             0       *

---------------

  *  Indicates less than 1%.

 (1) Beneficial ownership is calculated in accordance with the rules of the Commission in accordance with Rule 13d-3(d)(i). In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or become exercisable within 60 days following November 18, 1997 (the anticipated date of the offerings) are deemed outstanding. However, such shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

 (2) Assumes no exercise of the Underwriters' over-allotment options.

 (3) Includes 3,400,000 shares owned by Sidhu-Singh Family Investments, Ltd. for which Mr. Sidhu serves as a general partner. In such capacity, Mr. Sidhu may be deemed to be a beneficial owner of such shares. All of the shares offered by Mr. Sidhu are offered by Mr. Sidhu individually and are being included in the offerings pursuant to a Registration Rights Agreement among the Company, Mr. Sidhu and Sidhu-Singh Family Investments, Ltd.

 (4) Includes 1,700,000 shares held by The K-B Sharma Limited Partnership. Mr. Sharma is the President of Sharma Management, L.L.C., which is the general partner of The K-B Sharma Limited Partnership. In such capacity, Mr. Sharma may be deemed to be a beneficial owner of such shares. Also includes 500,000 shares held by the Kanna N. Sharma Inter Vivos QTIP, 266,666 shares held by the Nila K. Sharma Exempt 1997 Trust, 100,000 shares held by the Nathan S. Sharma Exempt 1997 Trust, 100,000 shares held by the Stefan M. Sharma Exempt 1997 Trust and 22,000 shares held by The Bianca D. Sharma Charitable Remainder Trust One. Mr. Sharma may be deemed to be a beneficial owner of such shares. The shares offered by Mr. Sharma represent 150,000 shares offered by Mr. Sharma individually, 828,000 shares offered by The K-B Sharma Limited Partnership and 22,000 shares offered by The Bianca D. Sharma Charitable Remainder Trust One.

 (5) Mr. Tungare has served as a director of the Company since the Company's acquisition of Think Systems Corporation. The shares owned by Mr. Tungare include 17,195 shares purchasable upon the exercise of options and 541,317 shares owned by his spouse. The shares offered by Mr. Tungare include 100,000 shares offered by his spouse.

 (6) The shares offered by such stockholder in the offerings are being included pursuant to a Registration Rights Agreement entered into by the Company as a condition to the Company's acquisition of Think Systems Corporation.

 (7) Includes 222,500 shares that were unvested as of October 23, 1997 and subject to repurchase by the Company.

 (8) Includes 33,750 shares that were unvested as of October 23, 1997 and subject to repurchase by the Company. Also includes 3,333 shares purchasable upon the exercise of options.

 (9) Represents shares purchasable upon the exercise of options. If such options are exercised, 15,000 of these shares would be unvested and subject to repurchase by the Company.

(10) Includes 5,000 shares owned by a trust for the benefit of Mr. Meredith's family. Also includes 5,750 shares purchasable upon the exercise of options. If such options are exercised, 750 of these shares would be unvested and subject to repurchase by the Company.

(11) Includes an aggregate of 46,278 shares purchasable upon the exercise of options and 272,000 shares (including shares underlying unexercised options) that were unvested as of October 23, 1997 and subject to repurchase by the Company. See notes (3), (4), (5) and (7) through (10).

(12) Includes 17,195 shares purchasable upon the exercise of options.

     The Company will pay all costs and expenses of the offering, other than the underwriting discount relating to shares sold by the Selling Stockholders, the fees and disbursements of legal counsel for the Selling Stockholders and stock transfer and other taxes attributable to the sale of shares by the Selling Stockholders which will be borne by the Selling Stockholders.

                                 LEGAL MATTERS

     The legality of the securities offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, Austin, Texas. Certain legal matters in connection with the offerings will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The supplemental consolidated financial statements of i2 Technologies, Inc. included in the Company's Form 8-K/A filed July 1, 1997 (Amendment No. 1 to the Current Report on Form 8-K dated June 12, 1997), have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such supplemental consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Deutsche Morgan Grenfell Inc., Hambrecht & Quist LLC and UBS Securities LLC are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                              NUMBER OF
                                                              SHARES OF
                                                               COMMON
                        UNDERWRITER                             STOCK
                        -----------                           ---------
Goldman, Sachs & Co. .......................................
Deutsche Morgan Grenfell Inc. ..............................
Hambrecht & Quist LLC.......................................
UBS Securities LLC..........................................

                                                              ---------
          Total.............................................  4,000,000
                                                              =========

     Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less
a concession of $     per share. The U.S. Underwriters may allow, and such
dealers may reallow, a concession not in excess of $     per share to certain
brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.


     The Company and the Selling Stockholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 1,000,000 shares of Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings will be identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The International Underwriters are Goldman Sachs International, Morgan Grenfell and Co. Limited, Hambrecht & Quist LLC and UBS Limited.


     Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the public offering price, less an amount not greater than the selling concession.

     The Company has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 600,000 additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 4,000,000 shares of Common Stock offered. The Company has granted the International Underwriters a similar option to purchase up to an aggregate of 150,000 additional shares of Common Stock.

     The Company, each of its directors and its executive officers and the Selling Stockholders have agreed that, until 90 days following the date of the Prospectus, subject to certain exceptions, they will not offer to sell, sell, contract to sell, grant any option to purchase, make any short sale of or otherwise dispose of any shares of Common Stock or any securities which are substantially similar to the shares of Common Stock or which are convertible or exchangeable for securities which are substantially similar to the shares of the Common Stock without the prior written consent of Goldman, Sachs & Co., except for the shares of Common Stock offered in connection with the concurrent U.S. and international offerings.

     In connection with the offerings, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions, "passive" market making (see below) and purchases to cover syndicate short positions created in connection with the offerings. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company and the Selling Stockholders in the offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the offerings for their account may be reclaimed by the syndicate if such shares are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the Nasdaq National Market or otherwise.

     As permitted by Rule 103 under the Exchange Act, certain Underwriters (and selling group members, if any) that are market makers ("passive market makers") in the Common Stock may make bids for or purchases of the Common Stock in the Nasdaq National Market until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that (1) a passive market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this Prospectus forms a part, (2) a passive market maker may not effect transactions or display bids for the Common Stock at a price that exceeds the highest independent bid for the Common Stock by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such.

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     The U.S. Underwriters and the International Underwriters have agreed to reimburse the Company for certain expenses incurred in connection with preparing the Registration Statement of which this Prospectus is a part and consummating the offerings as well as to pay the Selling Stockholders certain other amounts in connection therewith.

     This Prospectus may be used by underwriters and dealers in connection with offers and sales of the Common Stock, including shares initially sold in the international offering, to persons located in the United States.

     Goldman, Sachs & Co. rendered advisory services to the Company in connection with the Company's acquisitions of Think and Optimax in May 1997 and received a customary fee for such services.

[ILLUSTRATION OF THREE COMPUTER SCREENS DEPICTING THE OPERATION OF RHYTHM'S WEB-BASED ORDER ENTRY INTERFACE CAPTIONED "ONE OF i2'S RHYTHM SOLUTIONS FOR SUPPLY CHAIN MANAGEMENT."]
THE FOLLOWING CAPTION APPEARS NEXT TO THE FIRST COMPUTER SCREEN:
"RHYTHM CAN ACCEPT CUSTOMER ORDER INFORMATION FROM A VARIETY OF SOURCES INCLUDING DIRECTLY FROM THE INTERNET."
THE FOLLOWING CAPTION APPEARS NEXT TO THE SECOND COMPUTER SCREEN:
"BECAUSE RHYTHM HAS REAL-TIME VISIBILITY INTO A COMPANY'S SUPPLY CHAIN CAPABILITY, THE IMPACT OF A NEW ORDER IS IMMEDIATELY APPARENT. IF THE REQUESTED DELIVERY DATE IS UNWORKABLE, RHYTHM CAN SUGGEST ALTERNATE DATES BY RE-ALLOCATING RESOURCES."
THE FOLLOWING CAPTION APPEARS NEXT TO THE THIRD COMPUTER SCREEN:
"PROVIDED THAT A FEASIBLE PLAN HAS BEEN DETERMINED, THE ORDER IS ACCEPTED. WHILE THIS PROCESS CAN TAKE SEVERAL DAYS USING A TRADITIONAL SOLUTION, RHYTHM ENABLES THE ENTIRE PROCESS TO BE ACCOMPLISHED IN MINUTES OR EVEN SECONDS UTILIZING REAL-TIME, ACCURATE INFORMATION."


                                      LOGO

=========================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Available Information...................    3
Documents Incorporated by Reference.....    3
Prospectus Summary......................    4
Risk Factors............................    6
Use of Proceeds.........................   13
Capitalization..........................   14
Price Range of Common Stock.............   14
Dividend Policy.........................   14
Selected Consolidated Financial Data....   15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   16
Business................................   26
Management..............................   39
Principal and Selling Stockholders......   41
Legal Matters...........................   42
Experts.................................   42
Underwriting............................  U-1

=========================================================

=========================================================

                                5,000,000 SHARES

                             i2 TECHNOLOGIES, INC.

                                  COMMON STOCK
                         (PAR VALUE $0.00025 PER SHARE)

                               ------------------

                              i2 Technologies logo

                               ------------------

                              GOLDMAN, SACHS & CO.

                            DEUTSCHE MORGAN GRENFELL

                               HAMBRECHT & QUIST

                                 UBS SECURITIES

                      REPRESENTATIVES OF THE UNDERWRITERS

=========================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

     All capitalized terms used and not defined in Part II of this Registration Statement shall have the meaning assigned to them in the Prospectus which forms a part of this Registration Statement.

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of Common Stock being registered. All amounts are estimates except the Commission registration fee and the NASD filing fees.

Commission registration fee.................................  $ 85,053
NASD Filing fee.............................................    28,568
Nasdaq National Market listing fee..........................    17,500
Printing expenses...........................................   150,000
Legal fees and expenses.....................................    50,000
Accounting fees and expenses................................    50,000
Miscellaneous...............................................    18,879
                                                              --------
          Total.............................................  $400,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any such action, suit or proceeding referred to in subsections (a) and (b) of
Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights which the indemnified party may be entitled; that indemnification provided by

Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     Section 102(b)(7) of the General Corporation Law or the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of the director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     Article Eleventh of the registrant's Charter provides that, to the fullest extent permitted by the Delaware General Corporation Law as the same exists or as it may hereafter be amended, no director of the registrant shall be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

     Section 6.1 of the registrant's Bylaws further provides that the registrant shall, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the registrant.

     The registrant has entered into indemnification agreements with each of its directors and executive officers.

     The registrant maintains officers' and directors' liability insurance.

ITEM 16. EXHIBITS.


      NO.                                  DESCRIPTION
      ---                                  -----------
       1.1*        -- Form of U.S. Underwriting Agreement.
       1.2*        -- Form of International Underwriting Agreement.
       4.1         -- Specimen certificate representing shares of Common Stock
                       (filed as Exhibit 4.1 to the registrant's Registration
                       Statement on Form S-1 (Reg. No. 333-1752) and
                       incorporated herein by reference).
       5.1*        -- Opinion of Brobeck, Phleger & Harrison LLP.
      23.1*        -- Consent of Ernst & Young LLP.
      23.2*        -- Consent of Brobeck, Phleger & Harrison LLP (included in the Opinion filed as Exhibit 5.1).
      24.1*        -- A power of attorney pursuant to which amendments to this
                       Registration Statement may be filed (included on the
                       signature page contained in Part II of this Registration
                       Statement).


---------------

* Previously filed.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act, that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the Delaware General Corporation Law, the Charter or the Bylaws of the registrant, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on this 24th day of November, 1997.


                                            i2 TECHNOLOGIES, INC.

                                            By:     /s/ DAVID F. CARY
                                              ----------------------------------
                                                        David F. Cary
                                              Vice President and Chief Financial
                                                            Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


                        NAME                                      TITLE                   DATE
                        ----                                      -----                   ----

SANJIV S. SIDHU*                                        Chairman of the Board and   November 24, 1997
-----------------------------------------------------    Chief Executive Officer
Sanjiv S. Sidhu                                           (Principal executive
                                                                officer)

KANNA N. SHARMA*                                       Vice Chairman of the Board,  November 24, 1997
-----------------------------------------------------   Executive Vice President
Kanna N. Sharma                                               and Secretary

SANDEEP R. TUNGARE*                                      Director and President,    November 24, 1997
-----------------------------------------------------       Demand Management
Sandeep R. Tungare

                  /s/ DAVID F. CARY                     Vice President and Chief    November 24, 1997
-----------------------------------------------------       Financial Officer
                    David F. Cary                       (Principal financial and
                                                           accounting officer)

HARVEY B. CASH*                                                 Director            November 24, 1997
-----------------------------------------------------
Harvey B. Cash

THOMAS J. MEREDITH*                                             Director            November 24, 1997
-----------------------------------------------------
Thomas J. Meredith

               *By: /s/ DAVID F. CARY
  ------------------------------------------------
                    David F. Cary
                  Attorney-in-Fact